EXHIBIT J

Metallica Resources Inc.
El Morro Copper-Gold Project
Chile Region III
Technical Report - Third Party Review

February 5, 2003

Prepared for
Metallica Resources Inc.
Suite 100, 3979 E. Arapahoe Road
Littleton, Colorado 80122, U.S.A.
Telephone: (303)-796-0229
Facsimile: (303) 796-1313

Prepared by
Knight Piésold and Co.
Under the Direction of
Barbara A. Filas,
a Registered Professional Mining Engineer,
1050 Seventeenth Street, Suite 450
Denver, Colorado 80265-0450
Telephone: (303) 629-8788
Facsimile: (303) 629-8789

Project DV20200074/1

Metallica Resources Inc.
El Morro Copper-Gold Project
Chile Region III
Technical Report - Third Party Review

Table of Contents

List of Tables	iv
List of Figures	v
Item 3: Summary	1
Item 4: Introduction and Terms of Reference	3
Item 5: Disclaimer	5
Item 6: Property Description and Location	6
6.1 Property Position	6
6.2 Purchase Option Agreements	6
6.3 Legal Issues	7
6.4 Surface Rights	9
6.5 Environmental Permitting	9
Item 12: Exploration	11
12.1 Geophysics	11
12.2 Talus Geochemistry	11
12.3 Surface Mapping	12
Item 13: Drilling	13
13.1 History	13
13.2 Drill Data	14
13.3 Drill Results	14
13.3.1 La Fortuna	14
13.3.2 El Morro	15
13.3.3 El Negro	15
13.3.4 Other Areas	15
Item 14: Sampling Method and Approach	23
14.1 Diamond Drill Core	23

i

Table of Contents (Continued)

14.2 RC Chips	24
14.3 Talus Samples	25
Item 15: Sample Preparation, Analyses and Security	26
15.1 Round Robin Analysis	26
15.2 Selection of Primary and Secondary Laboratories	26
15.3 El Morro Field Blank	27
15.4 Logic for Quality Control Program	27
15.5 Quality Control Sampling Procedures	28
15.6 Sample Preparation	29
15.7 Sample Analysis	29
15.8 Company Standards (Accuracy)	30
15.9 Pulp Replicates	30
15.10 Cross-Check Pulp Replicates	31
15.11 Coarse Reject Replicate Analysis	32
15.12 Drill Core Duplicates	32
15.13 Sample Preparation Particle Size Analysis	32
15.14 Conclusions and Recommendations	33
Item 16: Data Verification	34
16.1 Density Data	34
16.2 Quality Assurance/Quality Control Assay Data 2000/2001	34
16.3 Quality Assurance/Quality Control Assays 2002	34
16.4 Database Verification	35
16.5 Hole Location	35
16.6 Down Hole Surveys	35
Item 18: Mineral Processing and Metallurgical Testing	36
18.1 Noranda Inc. Program	36
18.2 Deleterious Elements	36
Item 19: Mineral Resource and Mineral Reserve Estimates	38
19.1 Summary	38
19.2 Introduction	40

Table of Contents (Continued)

19.3 Available Data	41
19.4 Geological Modeling	41
19.5 Block Model for Resource Estimation	42
19.5.1 Data Used	42
19.5.2 Compositing	42
19.5.3 Statistics and Contacts	42
19.5.4 Assignment of Rock Codes to Blocks	44
19.5.5 Dilution	44
19.5.6 Cutting High Values	44
19.5.7 Variography	44
19.5.8 Resource Estimation for Copper, Gold, and Silver	46
19.5.9 Nearest Neighboring Models	47
19.5.10 Other Block Models	47
19.6 Model Validations	47
19.7 Density	48
19.8 Resource Categorization	49
Item 20: Other Relevant Data and Information	50
Item 21: Interpretation and Conclusions	51
Item 22: Recommendations	52
Item 23: References	53
Item 24: Date	57
Item 26: Illustrations	58
Certification of Qualified Person	59
Certification of Author	61

List of Tables

Table	Title

13.1	Table 13.1 Historic Drilling, El Morro Project

13.2	La Fortuna Technical Data, 2002 Drill Holes

13.3	La Fortuna Drill Results, 2002 Drill Holes

13.4	El Morro Technical Data, 2002 Drill Holes

13.5	El Morro Drill Results, 2002 Drill Holes

13.6	El Negro Technical Data, 2002 Drill Holes

13.7	El Negro Drill Results, 2002 Drill Holes

13.8	Other Areas Technical Data, 2002 Drill Holes

13.9	Other Areas Drilling Results, 2002 Drill Holes

19-1	Resource by Mineral Zone

19-2	Resource by Royalty Holder

19-3	Total Gold Resource in Leach Capping

19-4	Summary of Kriging Parameters

19-5	Average Density of Mineral Zones

List of Figures

Figure	Title

19.1	Tonnage Grade Curves for Copper

1 – 10	Selected subset of the cross-sections that were used to develop the geologic model (bound in separate section)

v

Metallica Resources Inc.
El Morro Copper-Gold Project
Chile Region III
Technical Report - Third Party Review

Item 3: Summary

The El Morro copper-gold project, a joint venture between Metallica Resources Inc. (Metallica) and Noranda Inc. (Noranda), is located in northcentral Chile, Region III, about 80 kilometers (km) east of the City of Vallenar. At the El Morro property, three separate zones of copper-gold porphyry style mineralization referred to as La Fortuna, El Morro, and El Negro have been identified. Total drilling on the property is 43,796 meters (m) in 151 drill holes. Reverse-circulation drilling totals 13,259 m in 67 holes, and diamond drill core totals 30,537 m in 84 holes. In addition to the drilling and geological mapping, geophysical, geochemical, and metallurgical studies have been carried out in the exploration program.

The El Morro project has three separate zones of copper-gold porphyry style mineralization and has been identified by drilling. This Order-of-Magnitude Study (Study) is a preliminary assessment of only the La Fortuna area of the El Morro Project. The purpose of the Study is twofold:

•	To examine the potential technical and economic viability of the La Fortuna deposit

•	To comply with National Instrument 43-101 by providing additional scientific and technical information for the El Morro property

The La Fortuna area has given the best results to date in the district. La Fortuna is a classic copper-gold porphyry-type deposit. Mineralization is related to intrusions of granodioritic to dioritic composition, emplaced in a sequence of andesitic conglomerate, tuffs, and sediments. Mineralization consists of primary and secondary copper sulfides with associated gold. The sulfides are found in stockwork or as fine dissemination, mainly in the porphyry units. The mineral resource and reserve estimates are based on the data collected from the La Fortuna area.

The inferred mineral resource in La Fortuna, as defined by Noranda, has been determined to be 465,000,000 tonnes at a grade of 0.61 percent copper and 0.50 grams (g) per tonne gold at a cutoff grade of 0.40 percent copper. At a cutoff grade of 0.30 percent copper, the inferred mineral resource has been determined to be 590,000,000 tonnes at a grade of 0.56 percent copper and 0.46 g per tonne of gold. The limit of the mineralization at depth has yet to be determined. Further drilling is needed at La Fortuna to upgrade the resource from the inferred category to that of an indicated resource, to better define the mineralization, and to verify the continuity (vertical and horizontal) of the deposit. Development of the El Morro and El Negro sites is not sufficiently advanced at this point to be included in this discussion.

Knight Piésold’s site reconnaissance identified no fatal flaws at this early stage of the project although an Environmental Impact Assessment (EIA) has not yet been completed. However, as the project develops, there is one issue that may be of particular importance. Currently, there are no water rights owned within the project area and the hydrologic studies conducted to date are not sufficient to understand the availability of water within in the area. As the project moves forward it will become increasingly important to undertake more in-depth studies to identify potential water sources.

There is justification to continue to advance the El Morro Project with continuing exploration and preliminary development activities. Based on successful results, project activity should move through the stages of Pre-Feasibility and Feasibility Studies onto development and operation. It should be noted though that this Study is preliminary in nature and includes inferred mineral resources at La Fortuna. At this time, they are too speculative geologically to have detailed economic considerations applied to them, and at this time they cannot be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized. Further drilling is needed at La Fortuna to upgrade the resource from the inferred category.

Item 4: Introduction and Terms of Reference

In this report, the term “Metallica” can refer to either Metallica Resources Inc. or Minera Metallica Limitada, the wholly owned Chilean subsidiary of Metallica Resources Inc. Also, the term “Noranda” can refer to either Noranda Inc. or Noranda Chile Limitada, the wholly owned Chilean subsidiary of Noranda Inc.

In a previous technical report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report” by Fred H. Lightner, dated November 14, 2001 (Technical Report, 2001), Metallica presented the results of an inferred mineral resource for the La Fortuna area of the El Morro property. Additional exploration work has been conducted, and Noranda has calculated an updated inferred mineral resource for the La Fortuna area of the El Morro property. Since the property is currently not material to Noranda and by its status of being a producing issuer, Noranda is exempt from issuing a similar Technical Report. However, the property is material to Metallica, and a Technical Report is required to comply with National Instrument 43-101.

The report Items 7 to 10, and 17 and 25, as required by the National Instrument 43-101, are omitted from this report. These items were previously reported in the above mentioned report and no change or additional information is evident.

The majority of the exploration work at the El Morro property has been conducted under the supervision and direction of Noranda. In addition to Noranda’s work, the following reports were sources of information for this Technical Report:

•	“Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report” by Fred H. Lightner, dated November 14, 2001, was prepared.

•	“Noranda Chile Limitada, El Morro Project Report For Seasons 1999-2000 & 2000-2001” by Piotr Paleczek, Carlos Caceres, Gloria Valenzuela, and Mike Savell dated August 2001

•	“El Morro Project, 2002 Season Report, Noranda Exploration Group,” by Stan Clemmer, Piotr Paleczek, Gloria Valenzuela, and Tim Walmsley dated December 2002 have also been sources of information for this Technical Report.

The data and information supplied in these technical reports and the Noranda reports comprise an integral part of the technical information for the El Morro Project presented herein. In some instances, for clarification and continuity, some portions of these reports are included in this document. However, Knight Piésold has independently reviewed the results and conclusions presented herein are found them to be consistent with the data contained in the referenced reports. The contributing individuals and their individual responsibilities are presented below:

•	Ms. Barbara A. Filas, P.E., Principal-In-Charge, Mining Engineer, University of Arizona, Qualified Person as defined in the National Instrument 43-101

•	Ms. Roxana Romero, Mining Engineer, Universidad de Santiago de Chile, Mine Operations, Environmental Characterization, and Site Reconnaissance, Qualified Person as defined in the National Instrument 43-101

•	Mr. Jaye T. Pickarts, P.E., Senior Project Manager/Metallurgist, Mineral Processing Engineer, Montana College of Mineral Science and Technology, Process Operations/Capital and Operating Cost Estimation, Report Editor

•	Mr. Fred H. Lightner, P.E., Senior Vice President and Chief Operating Officer of Metallica; provided assistance in all areas of the report preparation in conjunction with the Knight Piésold team

All illustrations are presented at the end of the report section to which they refer.

Item 5: Disclaimer

This report, “Metallica Resources Inc., El Morro Copper-Gold Project, Chile Region III, Technical Report – Third Party Review,” dated February 5, 2003, prepared for Metallica Resources Inc. by Knight Piésold and Co., was prepared exclusively for Metallica Resources Inc. The report is based in part upon information supplied by Metallica and in part upon information not within the control of either Metallica or Knight Piésold. While it is believed that the information, conclusions, and recommendations will be reliable under the conditions and subject to the limitations set forth herein, neither Metallica nor Knight Piésold can guarantee their accuracy. The drill and reserve data provided by Metallica was not re-confirmed by calculation for this report. No third party shall be entitled to use or rely on this report without the written consent of Knight Piésold and Metallica. The use of this report and the information contained herein shall be the user’s sole risk, regardless of any fault or negligence of Metallica or Knight Piésold.

Item 6: Property Description and Location

Most of the detailed property information was reported in the previous technical report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report,” by Fred H. Lightner dated November 14, 2001. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference.

6.1 Property Position

The El Morro Project comprises 23,599 hectares (ha) and is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile. The project is about 650 km north of Santiago and some 80 km east of the city of Vallenar. Surface rights are held by the Los Huasco Altinos, a grazing and livestock cooperative.

The UTM coordinates of the main area of interest are N: 6,832,930 and E: 413,480, centered on the small, historic La Fortuna Mine. Elevation at the site ranges from 3,700 m to 4,250 m above sea level.

Of the total area of 23,599 ha, mining concessions cover 16,549 ha at the following stage of the permit granting process:

•	Mining Development Concessions:	Metallica 1,160 ha

•	Mining Development Concessions:	Acquired 366.01 ha under Purchase Options

•	Mining Development Concessions:	BHP 1,849 ha

•	Exploration Concessions:	13,400 ha

•	Surveyed Mining Development Claims:	12,700 ha

•	Mining Development Claims:	300 ha

It should be noted that some of these groups of concessions form various protection layers that overlap.

6.2 Purchase Option Agreements

Metallica has indicated that it has purchase options in place with Minera Metallica Limitada and Rene Martin Jure (S.L.M.’s Legal Mining Companies Cantarito and Tronquito) and that they were fully exercised on December 28, 2001 at a total price of US$1,500,000. The concessions covered by the Agreement with S.L.M. Cantarito and S.L.M. Tronquito are subject to a 2 percent

Net Smelter Return. On or before June 4, 2003, Metallica may buy back one half, or 1 percent, of the NSR for US$500,000.

The purchase option agreement between Metallica and Chile Inc. (“BHP”) continues in force. The current status of the total purchase price of US$1,690,000, payable in installments, is as follows:

•	US$40,000, paid upon deed execution

•	US$150,000, paid on July 31, 2000

•	US$500,000, paid on July 31, 2001

•	US$00,000, paid on July 31, 2002

•	US$500,000, payable as of July 31, 2003

The concessions covered by the BHP Agreement are subject to a 2 percent Net Smelter Return. Knight Piésold has not verified this agreement.

6.3 Legal Issues

Metallica has indicated that, as part of the Noranda due diligence, prior to its agreement with Metallica, Noranda encountered some conflicting concessions at the El Morro property. A total of nine concessions owned by Compañía Minera Hornitos (“Hornitos”) are in conflict. Initially, Metallica filed five separate suits to revoke the following five concessions:

•	Las Minas de Cantaritos Cuatro 1/300

•	Las Minas de Cantaritos Cinco 1/300

•	Las Minas de Cantaritos Seis 1/300

•	Las Minas de Cantaritos Ocho 1/300

•	Las Minas de Cantaritos Nueve 1/300

Grounds for the revocation were that Hornitos furnished false survey records in its court filings, and landmarks or boundary stones were never constructed. Metallica believes that both technical and legal evidence demonstrate that it was impossible to have conducted the land survey in the manner presented by Hornitos.

On August 21, 2000, the First Court of First Instance of Vallenar disallowed the claim filed by Metallica, and later, on November 29, 2000, the Court of Appeals of Copiapó annulled the first judgment and revoked the concessions of Hornitos, instructing them of the cancellation of the applicable registrations. All five cases, one for each separate concession, were appealed by Hornitos at the Supreme Court level. On November 19, 2001, the Supreme Court decided by unanimous verdict to reject the appeal filed by Hornitos.

A second group of four concessions, owned by Hornitos, is also in conflict at the El Morro property:

•	Minas de Cantaritos Uno 1/300

•	Las Minas de Cantaritos Dos 1/300

•	Las Minas de Cantaritos Tres 1/300

•	Las Minas de Cantaritos Siete 1/300

Metallica has again filed four suits to revoke these claims on similar grounds. On May 14, 2002, the 1st Court of First Instance of Vallenar disallowed the petitions for annulment in connection to the claims known as “Las Minas de Cantaritos Uno 1/300,” “Las Minas de Cantaritos Dos 1/300,” and “Las Minas de Cantaritos Siete 1/300.” Subsequently, on June 3, Metallica was notified that the annulment petition for the “Las Minas de Cantaritos Tres 1/300” was also disallowed.

These judgments have been appealed, and at the time of writing, the cases are awaiting review by the Court of Appeals of Copiapó. The area of conflict does not affect any of the known mineralized zones at La Fortuna.

On April 2002, a number of non-authorized small miners (“pirquineros”) found their way into the Project area. They worked through the winter and are still there at present, using a new access road constructed by the bulldozer.

Noranda’s representatives submitted a claim before the Public Ministry in order to solve this situation. In August 2002, the police visited the area, gathering information, and subsequently detained 19 pick-up trucks and minerals at a treatment plant in Copiapó. Noranda and the attorney of the miners held several meetings with the local authorities in order to obtain a solution granting Noranda’s rights. In October, an agreement between Noranda and 64 miners was executed before the local authorities, setting the following conditions:

•	Noranda would suspend the criminal process against miners who subscribed to the agreement.

•	Noranda would allow the restitution of the minerals and equipment retained by the Court

•	The miners would not go back to the Project area.

•	The new access road for the pirquineros would be closed.

•	Court cases would continue against any of the miners that carry on with the illegal activities.

Claims before the Court of Vallenar are currently being pursued against the miners who didn’t sign the agreement mentioned above and who are still working at the El Morro Project site. Knight Piésold has not verified these issues.

6.4 Surface Rights

The Comunidad Los Huasco Altinos, owners of the surface rights, granted Noranda an easement including a right of way and occupation to conduct exploration work during an 18-month period which expires on July 2, 2003.

6.5 Environmental Permitting

The National Environmental Committee (CONAMA) and Regional Environmental Committees (COREMAs) are the agencies responsible for environmental management in Chile. For a project or activity to be environmentally evaluated, it must be submitted into the Environmental Impact Evaluation System (SEIA), and the CONAMA is responsible for administrating the environmental impact evaluation procedures. Both exploration and mine development projects are included. The type of assessment required for each project can be either of the following:

•	an Environmental Impact Assessment (EIA)

•	an Environmental Impact Declaration (DIA)

In broad terms, an EIA in Chile is comparable with international guidelines for an EIA and is required if there is sufficient reason for speculating that the project may produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes, via a description of the project and its surrounding environment, that the project will comply with current norms and environmental standards. A DIA for the El Morro project was filed in Copiapo before the CONAMA – III Region on October 5, 2001. The scope of the permit was an advanced exploration and evaluation stage by the use of drilling for a period of the next three years. A favorable Environmental Qualification Resolution (RCA) was received on December 28, 2001.

There are currently no known environmental fatal flaws at the El Morro project although an EIA has not been completed.

Item 12: Exploration

Most of the detailed exploration information was reported in the previous Technical Report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report,” by Fred H. Lightner dated November 14, 2001. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference.

12.1 Geophysics

From November 2001 to January 2002, Quantec Geofísica Limitada (Quantec) conducted additional magnetic and induced polarization (IP)/resistivity surveys at the El Morro Project. The objective of this season’s geophysical program was to aid in identifying and mapping zones of copper and gold bearing porphyry mineralization.

During this survey, a total of six lines of dipole-dipole (200-m dipoles) totaling 26.4 km were surveyed on the original Cantarito grid. The surveys were used to infill and extend the coverage of the existing IP surveys. Thirty-six lines totaling 126.6 km were surveyed with ground magnetics at Cantarito to decrease line spacing from 200 m to 100 m over the original portion of the grid.

Very little exploration potential remains in the area of the known mineralized systems, and, accordingly, no additional geophysical work is warranted in these areas. The best remaining exploration opportunity is presented in the large Atacama gravel covered areas. However, as these gravels may exceed 200 m in thickness, the economic target required here is very large. A combined program of RC drilling and Titan-24 IP/resistivity surveying would be required to explore this area.

12.2 Talus Geochemistry

During the 2002 exploration campaign, two soil sampling grids were laid out over the El Negro area and on the less known western slope of Cantarito Creek.

The sampling grid at El Negro (100 m × 100 m, 392 samples) was performed to merge with the La Fortuna grid completed in 1999-2000. Gold is ubiquitous along the El Negro Trend with the highest anomaly centered on the El Negro Porphyry. Values above 60 parts per billion describe a sub-circular zone 600 m in diameter. This anomaly is roughly coincident with copper and molybdenum anomalies. Copper, as well as gold, forms an almost continuous anomaly along the El Negro Trend. Within this belt, the highest values are found directly over the El Negro Porphyry with 17 values ranging from 0.1 percent to 0.3 percent copper. Molybdenum closely follows the copper and gold anomalies, highlighting the three main areas of this Trend. At El Negro, molybdenum values of up to 68 parts per million (ppm) are present while they reach up to 28 ppm at Camp and 15 ppm at Cerro Colorado.

Another survey (100-m × 100-m grid, 378 samples) was targeted at possible anomalies on the western slopes of Cantarito Creek or concealed underneath the Atacama conglomerates which crop out on the ridge located to the west. In comparison with the results obtained at El Morro, El Negro, and La Fortuna, the Cantarito Creek survey only shows significant anomalous results with respect to gold.

12.3 Surface Mapping

During year 2002 season, 1:10,000 mapping was carried out in two areas – Cantarito Creek to the east of La Fortuna and the Quebrada del Medio southwest of the El Morro area. This work brings the 1:10,000 scale coverage to a total surface area of 87 square km.

Item 13: Drilling

Most of the detailed drill information was reported in the previous Technical Report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report,” by Fred H. Lightner dated November 14, 2001. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference.

13.1 History

Known drilling started at the El Morro project with the exploration campaigns carried out by BHP in 1993. Since then, a total of 43,796 m of drilling have been completed. Two types of drilling have been used, reverse air circulation drilling (RC) (13,259 m) used mainly for broad targeting and diamond core drilling (30,537 m) used for more systematic target evaluation. Table 13.1 below shows the distribution of all the historic drilling.

Table 13.1. Historic Drilling, El Morro Project

	La Fortuna		Cantarito		Camp		El Negro		El Morro		Other	Total

Company	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	RDH	DDH	RDH

BHP 1993	400.30	(6)		(10)								400.30	(16)
	(1)	1327.90		997.00								(1)	2324.90
BHP 1994	1071.15	(7)		(4)				(1)				1071.15	(12)
	(7)	768.00		379.00				100.00				(7)	1247.00
Metallica		(4)		(4)				(2)	500.10	(7)		500.10	(17)
1999		908.00		340.00				418.00	(1)	1547.00		(1)	3213.00
Noranda	1159.91				199.16				2949.32			4308.39
2000	(4)				(1)				(11)			(16)
Noranda	9384.93				904.40		4971.65					15260.98
2001	(21)				(3)		(16)					(40)
Noranda	8247.65	(5)		(1)			748.55	(3)		(3)	(10)	8996.20	(22)
2002	(16)	1538		394			(3)	912		1094	2536	(19)	6474.00
Total (m)	20263.94	4541.90		2110.00	1103.56		5720.20	1430.00	3449.42	2641.00	2536.00	30537.12	13258.90

The BHP drilling (1993-1994) was performed by Geotech Boyles, while Metallica (1999) used Terraservice for reverse air circulation drilling and Geoexploraciones for diamond drilling. Noranda used Connors in 2000 and 2001, and in 2002 Ausdrill was used for both RC and diamond drilling.

At the end of this section the following tables provide the technical drill data and results that have not been previously reported:

•	Table 13.2 – La Fortuna Technical Data, 2002 Drill Holes

•	Table 13.3 – La Fortuna Drill Results, 2002 Drill Holes

•	Table 13.4 – El Morro Technical Data, 2002 Drill Holes

•	Table 13.5 – El Morro Drill Results, 2002 Drill Holes

•	Table 13.6 – El Negro Technical Data, 2002 Drill Holes

•	Table 13.7 – El Negro Drill Results, 2002 Drill Holes

•	Table 13.9 – Other Areas Technical Data, 2002 Drill Holes

•	Table 13.9 – Other Areas Drilling Results, 2002 Drill Holes

13.2 Drill Data

The 2002 diamond drilling campaign, performed by Ausdrill Chile, started on January 26 and concluded on April 22. Nineteen holes for a total of 8,996 m were drilled. The RC drilling started on February 3 and concluded on March 26, and a total of 6,474 m were drilled in 22 holes.

13.3 Drill Results

13.3.1 La Fortuna

The diamond holes at La Fortuna have shown a limited extension of primary mineralization to the north and northwest of the known mineralized porphyry. It is mainly in the domain of secondary enrichment where results have been more successful, as can be seen in DDHF-30, -32, -38, and -43, all located to the north of the main mineralized zone. Also, two holes drilled within the higher-grade porphyry (DDHF-39 and -41) confirmed the overall previous information. The 970-m-long DDHF-39 shows copper-gold mineralization from 20 m to the bottom of the hole that averages 0.66 percent copper and 0.53g/t gold over 950 m. With the exception of DDHF-39, which was a vertical hole, diamond drill holes were generally drilled at an average inclination of 70 degrees. To determine the true vertical dimension of a 70-degree hole, the actual length should be multiplied by a factor of 0.94.

Hole DDHF-41, which was drilled to explore a low-grade porphyry dyke at depth and the possible surrounding higher grade gold zone, intersected 265 m of 0.78 percent copper, 1.1 g per tonne gold material between 198 m and 466 m. The geometry and controls of this high-grade gold zone, detected in hole DDHF-41 as well as in 2001 with holes DDHF-18, -24, and -29, is not yet well known.

Holes drilled west and northwest of the main zone, DDHF-31, -33, -34, -35, -37, -40, -42, -44, and -45 did not encounter the better grade porphyry units although they did show limited secondary enrichment in the 0.1 percent to 0.6 percent copper range. Only DDHF-33 showed higher gold grades of 0.744 g per tonne between 0 m and 66 m.

The RC holes drilled at La Fortuna, RCF-17 and -18, were aimed at a deep IP anomaly. This IP anomaly started to be visible at depths greater than 250 m. The results included sulfide dissemination, starting before 250 m. RCF-17 was collared as RC but extended with diamond (from meter 216) as DDHF-36 and intersected an amphibole porphyry at depth, which only carried anomalous gold (184 m of 0.15 g per tonne). Sulfides were visible starting from 98 m.

13.3.2 El Morro

Three RC holes were drilled to determine the north extension of mineralization (RDM-9) and verify a deep geochemical target (hole RDM-8). The best results were obtained in hole RDM-9 with a 48-m-thick enrichment zone at 0.93 percent copper and 0.59 g per tonne gold. This drill hole expands the zone of interest to the north of previously known mineralization.

13.3.3 El Negro

Drilling was done in the El Negro area as well as to the south to investigate geophysical targets. The results were not encouraging, and generally copper and gold assays were below 0.1 percent and 0.1 g per tonne, respectively.

13.3.4 Other Areas

Other areas of interest tested with RC drilling were Target 1, Cantarito, Cerro Colorado, and Halo Veins. Target 1, located 1,800 m south-southeast of La Fortuna in an Atacama conglomerate covered area, was drilled to test a weak, deep IP anomaly. The results obtained show 260 m to 278 m of gravel cover over 20 m of secondary enrichment with 0.46 percent copper. In the bottom 38 m of gravel, directly above the secondary enrichment, silver and gold values reach 3.5 g per tonne and 0.15 g per tonne, respectively.

One deep hole was drilled in the Cantarito silica ledge zone, 800 m southeast of the La Fortuna porphyry. The purpose was to explore for possible copper below the Cantarito epithermal vein system and thus extend the La Fortuna mineralization in this direction. Hole RCC-19, drilled to a depth of 394 m, proved to have no significant copper or gold values.

The Cerro Colorado area, is at the southern extreme of the El Negro Trend. RCO-1 and -2, were drilled to explore this system at depth, and both holes cut low-grade sulfide mineralization in porphyry. The best copper values are in the 0.2 to 0.3 percent range. The absence of superimposed alteration events, and the restricted size of the porphyry systems indicates that there is little chance of finding high tonnage/high copper grades in this area.

The Halo Veins are a series of siliceous structures which are located some 2 km east of El Morro, 2.5 km west-northwest of La Fortuna. One was mined at a very small scale in the past by pirquineros. RCH-1 and -2 intersected a few structures with very low grade mineralization, the most relevant in RCH-2 with 2 m at 0.2 percent copper (116 m deep). Judging by the size of surface evidence (veins, surface sampling, and associated alteration), this type of structure does not represent a target of great potential.

Table 13.2. La Fortuna Technical Data, 2002 Drill Holes

Hole	UTM N	UTM E	Elev.	Type	Lgth. m	Az °	Incl. °

DDHF-30	6833231.7	413414.1	4132.4	DDH	738.65	29	- 71
DDHF-31	6833375.0	412707.6	4129.3	DDH	603.25	30	- 70
DDHF-32	6833399.7	413307.2	4196.6	DDH	673.95	211	- 71
DDHF-36	6833932.0	411922.0	4081.1	DDH/RC	184.00	27	- 72
DDHF-33	6833637.9	412846.5	4126.5	DDH	600.00	30	- 68
DDHF-34	6833567.4	413198.4	4236.1	DDH	640.85	211	- 60
DDHF-35	6833034.8	412823.3	4123.1	DDH	567.65	31	- 65
DDHF-37	6833629.7	412645.4	4075.4	DDH	552.80	31	- 70
DDHF-38	6833418.7	413508.7	4187.5	DDH	290.70	36	- 68
DDHF-39	6832794.6	413383.9	4044.1	DDH	970.40	0	- 90
DDHF-40	6833046.9	412920.3	4141.3	DDH	369.15	33	- 68
DDHF-41	6833152.8	413464.8	4109.5	DDH	725.90	210	- 69
DDHF-42	6832854.4	412732.3	4061.2	DDH	287.00	30	- 70
DDHF-43	6833580.9	413402.2	4228.0	DDH	440.60	211	- 70
DDHF-44	6833817.0	412936.9	4135.1	DDH	198.15	28	- 68
DDHF-45	6833647.8	413044.0	4178.3	DDH	404.60	32	- 72
RCF-017	6833932.0	411922.0	4081.1	RC/DD	216.00	27	- 72
RCF-018	6833669.8	412279.7	4040.5	RC	194.00	30	- 68
RCF- 019	6833772.0	413688.2	4258.3	RC	400.00	0	- 90
RCF-020	6833814.3	412444.4	4069.5	RC	378.00	40	- 70
RCF-021	6833638.7	413889.2	4222.4	RC	350.00	0	- 90
RCC-019	6832683.0	414268.7	4232.9	RC	394.00	32	- 68

Table 13.3. La Fortuna Drilling Results

	From	To	Length	Cu	Au	Mo
Hole	(m)	(m)	(m)%		g/t	%	Mineralization

DDHF-30	0	184	184	0.026	0.531	0.008	Leached
	184	188	4	1.033	0.255	0.002	Mixed oxide – sulfide (At, Cr - Cc)
	188	244	56	1.050	0.345	0.002	Secondary, strong Cc over Py
	244	294	50	0.500	0.478		Secondary, moderate Cc over Py
	294	738.6	444.6	0.351	0.359		Primary, Cp, Py, local tr. Bo
	184	738.6	554.6	0.437	0.367		Average of mineralized zone
DDHF-31	0	164	164	0.028	0.035	0.003	Leached
	164	310	146	0.072	0.052	0.003	Secondary, weak Cc over Py, tr.Cp
	310	412	102	0.092	0.105	0.004	Primary, Py>>Cp in tuff and breccia
	412	603.25	191.25	0.148	0.190		Primary, Py>>Cp in Anph. Porphyry
DDHF-32	0	44	44	0.004	- 0.005		Leached in Atacama conglomerate
	44	284	240	0.014	0.073		Leached in tuff and Hydr. Bx
	284	400	116	0.419	0.101		Enrichment, weak Cc over Py
	400	442	42	0.249	0.108		Primary, Py. Local traces Cc
	442	448	6	1.060	0.260		Enrichment, Cc over Py
	448	476	28	0.209	0.124		Primary, local traces Cc
	476	673.95	197.95	0.473	0.310		Primary, local traces Cc. From 534m, Cp
DDHF-33	0	66	66	0.018	0.744		Leached, high gold in Porph. & Hydr. Bx
	66	170	104	0.043	0.292		Leached, lower grade gold
	170	214	44	0.633	0.205		Enrichment, Cc over Py
	214	286	72	0.222	0.078		Primary, Py>Cp, in feldspar porphyry
	286	322	36	0.145	0.086		Primary Py, minor Cp, Tr Mo, in Tuff
	322	600	278	0.043	0.039		Primary Py, Tr. Cp, in tuff & local Congl.
DDHF-34	0	74	74	0.001	- 0.008		Leached in Atacama conglomerate
	74	346	272	0.015	0.209		Leached in tuffs and Hydr. Bx
	346	404	58	0.304	0.109		Supergene, Cc over Py
	404	468	64	0.113	0.069		Supergene, weak Cc over Py
	468	502	34	0.215	0.082		Primary zone, traces Cc
	502	640.85	138.85	0.072	0.041		Primary zone, Py , local traces Cc
DDHF-35	0	138	138	0.012	0.033		Leached
	138	160	22	0.233	0.025		Secondary zone, minor Cc over Py
	160	176	16	0.032	0.025		Primary, Py
	176	232	56	0.172	0.036		Secondary zone, weak Cc over Py
	232	292	60	0.049	0.025		Secondary, trace Cc
	292	310	18	0.272	0.011		Secondary, weak Cc over Py
	310	567.65	257.65	0.027	0.025		Primary, Py, local traces Cc
DDHF-36	0	50	50				Atacama conglomerate, not assayed, (RC)
	50	216	166				RC cuttings, see RC assay table.
	216	400	184	0.051	0.151		Primary, Py, traces Cp
DDHF-37	0	62	62	0.037	0.120		Leached zone
	62	116	54	0.131	0.145		Transition zone: Cu Ox and Cc over Py
	116	148	32	0.014	0.007		Post mineral porphyry dyke
	148	196	48	0.091	0.129		Enrichment zone, weak Cc over Py
	196	412	212	0.050	0.068		Enrichment zone, less Cc from 326 to 374

	From	To		Cu	Au	Mo
Hole	(m)	(m)	Length (m)%		g/t	%	Mineralization

	412	552.8	140.8	0.038	0.088		Primary, Py, traces Cc
DDHF-38	0	112	112	0.003	- 0.005		Leached in Atacama conglomerate
	112	192	82	0.062	0.494		Leached in Biotite - amphibole Porphyry
	192	206	14	1.081	0.269		Mixed oxide - sulfide, Cc
	206	236	30	1.705	0.556		Enrichment, Cc over Py
	236	290.7	54.7	0.202	0.206		Primary, Py, minor Cp
DDHF-39	0	20	20	0.101	0.477		Leached
	20	38	18	1.891	0.711		Enrichment, Cc over Cp>Py
	38	50	12	0.473	0.400		Primary, Py>Cp
	50	62	12	0.995	0.505		Enrichment, weak Cc over Py, Cp
	62	136	74	0.493	0.486		Primary, Py>Cp, Traces Bo, Cv
	136	210	74	0.809	0.738		Primary, Cp>Py
	210	382	172	0.609	0.491		Primary, Py - Cp
	382	438	56	0.916	0.776		Primary, Cp>Py, local hypogene Cc
	438	734	296	0.715	0.545		Primary, Cp>Py, tr. Bo, local hypogene Cc
	734	812	78	0.599	0.531		Primary, Cp>Py
	812	970.4	158.4	0.402	0.364		Primary, Py>Cp, Traces Bo, Mo
DDHF-40	0	126	126	0.015	0.026		Leached in volcanic breccia
	126	136	10	0.157	0.022		Enrichment zone, weak Cc over Py
	136	369.15	233.15	0.024	0.022		Primary, Py, local traces Cc
DDHF-41	0	8	8	0.010	0.053		Overburden
	8	102	94	0.122	0.377		Leached, traces Cu oxides
	102	110	8	0.456	0.448		Oxide zone, At, Cr, Ma, Te
	110	120	10	1.615	0.464		Enrichment zone, Cc over Cp, Py
	120	198	78	0.467	0.486		Primary, Py>Cp in Bt - Amph porphyry
	198	466	265	0.782	1.118		Primary, Cp>Py in Bt - Amph porphyry
	466	604	138	0.532	0.755		Primary, Py>Cp in Bt - Amph porphyry
	604	725.9	121.9	0.027	0.071		Primary, Py in Amph porphyry
DDHF-42	0	102	102	0.002	- 0.010		Leached, local Py
	102	110	8	0.074	0.078		Mixed leached - primary (Py)
	110	287	177	0.008	0.009		Primary, Py
DDHF-43	0	126	126	0.003	- 0.010		Atacama conglomerate
	126	334	208	0.017	0.112		Leached in hydrothermal Bx & tuff
	334	428	94	0.782	0.265		Secondary, Cc over Py
	428	440.6	12.6	0.185	0.113		Primary, Py, traces Cc in tuff
DDHF-44	0	18	18	0.003	- 0.010		Leached in Atacama Conglomerate
	18	154	136	0.023	0.032		Leached in Volcanic Congl & Hydr. Bx
	154	166	12	0.268	0.022		Weak enrichment, Cc on Py
	166	198.15	32.15	0.014	0.012		Primary, Py in Volcanic Congl.
DDHF-45	0	8	8	0.004	0.008		Leached, Atacama Conglomerate
	8	120	112	0.015	0.222		Leached in tuff & Hydr. Bx, Qz veinlets
	120	210	90	0.026	0.062		Leached in tuff & Hydr. Bx
	210	240	30	0.328	0.042		Enrichment, Cc over Py, traces Cp
	240	404.6	164.6	0.020	0.014		Primary, Py traces Cp
RCF-17	0	50	50				Not assayed, in Atacama conglomerate
	50	98	48	0.006	0.023	0.002	Leached zone
	98	216	118	0.025	0.047	0.001	Primary from 124m, Py (DDHF - 36 to 400m)

	From	To		Cu	Au	Mo
Hole	(m)	(m)	Length (m)%		g/t	%	Mineralization

RCF-18	0	46	46	0.108	0.043	0.002	Leached, Lithic tuff
	46	84	38	0.023	0.022	0.006	Leached, Quartz eye tuff
	84	110	26	0.237	0.075	0.008	Enrichment, Cc over Py, in tuff
	110	194	84	0.092	0.105	0.005	Primary, Py>Cp, in tonalite (Pt Alter.)
RCF-19	0	210	210				Atacama conglomerate, not assayed
	210	226	16	0.005	0.004	- 0.001	Atacama conglomerate
	226	284	58	0.317	0.018	- 0.001	Oxide zone, exotic Cu?
	284	334	50	0.049	0.072	- 0.001	Primary zone, Py
	334	376	42	0.157	0.187	0.002	Primary zone, Py, includes 1m @ 1.4%Cu - 0.2g/tAu
	376	400	24	0.040	0.025	- 0.001	Primary zone, Py
RCF-20	0	88	88	0.130	0.121	0.003	Feldspar porphyry, leached to 66m; primary, Py, Cp
	88	108	20	0.538	0.136	0.006	Secondary enrichment, Cc over Py
	108	368	260	0.058	0.071	0.002	Primary, Py in tuff (porphyry to 144m)
RCF-21	0	180	180				Not assayed, Atacama conglomerate
	180	198	18	0.009	0.013	0.001	Leached
	198	242	44	0.091	0.039	-0.001	Leached, weak Cc enrichment from 226m
	242	350	108	0.011	0.166	- 0.001	Includes 2m@1.8g/t Au (280 - 282m) & 2m@3.49g/t Au (316 - 318m, Qz veining)

Table 13.4. El Morro Technical Data, 2002 Drill Holes

Hole	UTM N	UTM E	Elev.	Type	Lgth. m	Az °	Incl. °

RDM-008	6834836.5	409637.6	3922.1	RC	294.00	209	- 69
RDM-009	6835178.2	409038.0	3965.7	RC	400.00	212	- 69
RDM-010	6835255.7	408695.1	3924.2	RC	400.00	170	- 79

Table 13.5. El Morro Zone Drill Results

	From	To		Cu	Au	Mo
Hole	(m)	(m)	Length (m)	(%)	(g/t)	(%)	Mineralization

RDM-8	0	294	294	0.012	0.021	- 0.001	Entire Hole
RDM-9	0	70	70	0.051	0.142	- 0.001	Leached
	70	118	48	0.933	0.589	0.005	Enrichment zone. From 80m, water
	118	252	134	0.493	0.307	0.013	Primary, Py, Cp, traces Bo. Local Cc - Cv
	252	288	36	0.328	0.166	0.014	Primary, Cp, Py
	118	288	170	0.458	0.277	0.013	Composite
	288	400	112	0.079	0.038	0.010	Primary, Py
RDM-10	0	32	32	0.035	0.074	0.001	Leached in overburden
	32	94	62	0.190	0.054	0.003	Weak secondary Enrichmt., Cc over Py
	94	168	104	0.056	0.029	0.002	Primary, Py
	168	200	32	0.272	0.061	0.004	Weak secondary Enrichmt., Cc over Py
	200	316	116	0.047	0.020	0.003	Primary, Py
	316	400	84	0.168	0.067	0.005	Primary, Py, traces Cp, local Enrchmt. Cc

Table 13.6. El Negro Technical Data, 2002 Drill Holes

Hole	UTM N	UTM E	Elev.	Type	Lgth. m	Az °	Incl. °

DDHN-18	6830874.5	410783.6	3894.9	DDH	250.55	55	- 68
DDHN-19	6832500.0	411400.0	3913.0	DDH	250.00	216	- 69
DDHN-20	6832469.9	411148.5	3920.9	DDH	248.00	33	- 70
RCN-004A	6830870.0	411820.0	3872.0	RC	100.00	0	- 90
RCN-005	6830460.6	410984.3	3817.2	RC	138.00	0	- 90
RCN-006	6830722.7	411590.8	3866.9	RC	228.00	237	- 60
RCW-001	6830720.1	411591.6	3866.9	RC	100.00	0	- 90
RCN-007	6832378.1	411485.6	3906.9	RC	250.00	213	- 68
RCN-008	6832036.7	411455.3	3955.8	RC	350.00	207	- 71
RCN-009	6831712.1	411375.3	3925.3	RC	312.00	211	- 69

Table 13.7. El Negro Drilling Results

	From	To		Cu	Au	Mo
Hole	(m)	(m)	Length (m)	(%)	(g/t)	(%)	Mineralization

DDHN-18	0	250.5	250.5	0.022	0.007	0.001	Diorite, fine grained. Primary, Py
DDHN-19	0	12	12				Alluvium, not assayed
	12	40	28	0.015	0.026	- 0.001	Primary (Py) in tuff
	40	44	4	0.130	0.11	0.001	Fault zone
	44	250	206	0.009	0.003	0.001	Primary (Py) in tuff
DDHN-20	0	6.4	6.4				Colluvium, not assayed
	6.4	248	241.6	0.007	0.012	- 0.001	Primary, Py in sandstone and tuffs
RCN-4[a]	0	100	100	0.025	0.049	0.001	Primary, Py
RCN-5	0	4	4				Not assayed
	4	138	138	0.007	0.016	0.001	Primary, Py (0.12% Cu at 134 - 136m)
RCN-6	0	2	2				Not assayed
	2	228	226	0.014	0.018	- 0.001	Primary from 30m, Py (0.168% Cu at 62 - 64m)
RCN-7	0	122	122	0.046	0.026	0.001	Primary from 10m, Py
	122	132	10	0.547	0.016	0.002	Litho contact (sandstone to Hornfels)
	132	250	118	0.069	0.024	0.001	Primary, Py (4m @ 0.39%Cu - 0.16g/t Au, 194 to 198m)
RCN-8	0	66	66	0.006	0.008	- 0.001	Atacama conglomerate
	66	206	140	0.072	0.028	0.009	Primary, Py. Rare 2m values between 0.1 - 0.4% Cu
	206	350	144	0.028	0.009	0.001	Primary, Py
RCN-9	0	70	70	0.062	0.037	0.002	From 48m, primary, Py
	70	100	30	0.105	0.092	0.020	Primary, Py, Cp
	100	198	98	0.023	0.020	0.003	Primary, Py
	198	208	10	0.159	0.006	0.007	Primary, Py, Cp
	208	312	104	0.013	0.006	0.007	Primary, Py

Table 13.8. Other Areas Technical Data, 2002 Drill Holes

Hole	UTM N	UTM E	Elev.	Type	Lgth. m	Az °	Incl. °

RCO-001	6829736.4	410488.8	3915.0	RC	330.00	88	- 67
RCO-002	6829587.2	410477.5	3920.2	RC	304.00	170	- 70
RCH-001	6834226.4	410994.3	4080.7	RC	300.00	232	- 64
RCH-002	6833994.8	411153.0	4085.2	RC	320.00	222	- 63
RCT-001	6831399.3	413869.7	4128.8	RC	326.00	0	- 90
RCT-002	6831149.1	413706.2	4088.4	RC	390.00	0	- 90

Table 13.9. Other Areas Drilling Results

	From	To		Cu	Au	Mo
Hole	(m)	(m)	Length (m)	(%)	(g/t)	(%)	Mineralization

RCT-1	0	278	278				Not assayed, Atacama conglomerate
	278	298	20	0.028	0.092	0.002	Atacama conglomerate, Contact zone with bedrock.
	298	326	28	0.012	0.008	0.008	Primary, Py
RCT-2	0	260	260				Not assayed, Atacama conglomerate
	260	298	38	0.029	0.154	- 0.001	Leached tuff. (Conglomerate to 278m)
	298	318	20	0.463	0.009	0.001	Enrichment, Cc (exotic?), includes 2m @ 1.1%Cu.
	318	390	72	0.082	0.022	- 0.001	Primary, Py
RCC-19	0	394	394	0.010	0.005	- 0.001	Includes 4m @ 0.084% Cu - 0.275g/t Au (302 - 306m)
RCO-1	0	14	14	0.175	0.061	0.001	Moderate leaching, traces Py
	14	34	20	0.060	0.049	0.002	Primary, Py in rhyolite tuff
	34	140	106	0.160	0.063	0.002	Primary, Py>Cp
	140	330	190	0.052	0.027	0.001	Primary, Py, traces Cp in Tonalite
RCO-2	0	88	88	0.105	0.039	0.002	Primary, Py>Cp
	88	304	216	0.075	0.043	0.003	Primary, Py traces Cp
RCH-1	0	300	300	0.004	0.006	- 0.001	Three weak structures at 16m, 104m and 198m
RCH-2	0	320	320	0.006	0.016	- 0.001	Includes 2m @ 0.198%Cu (116 to 118m)

Item 14: Sampling Method and Approach

Most of the detailed sampling information was reported in the previous Technical Report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report, by Fred H. Lightner dated November 14, 2001. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference. This section presents a summary of Noranda’s comprehensive sampling program.

14.1 Diamond Drill Core

A total of 8996.2 m of diamond drilling was completed in 19 holes during the period January 26, 2002 and April 18, 2002 for both the La Fortuna and the El Negro areas (Table 13.1). Ausdrill Chile Ltda, of Antofagasto Chile, performed the diamond drilling. The coring included both HQ (63.5-mm) and NQ (47.6-mm) diameters. A total of 5,032 individually contained and numbered samples were submitted to the primary laboratory for preparation and analysis during the 2002 drilling program. The samples included split drill cores, prepared pulp standards, and hand-cobbled field blanks. The samples were shipped in 140 individually contained and documented lots or batches over the course of the program with each lot generally comprising between 30 and 40 samples. In addition to the original samples, there were requests for 402 preparation replicates during the program, bringing the total number of analysis requested to 5,434. All samples were analyzed for gold, copper, and silver with selected samples analyzed for molybdenum. The primary laboratory was ALS Chemex (Bondar Clegg) at Coquimbo, Chile.

The diamond drill core sampling method applied during the 2002 year campaign followed the procedures as set out in the “El Morro Protocol, Version 1.0,” December 20, 2001, report by Stanley G. Clemmer, Noranda Chile Limitada. Regardless of lithology or mineralization intervals, samples were taken at 2-m intervals from the beginning to the end of the hole. The core was recovered into previously marked wooden boxes by drill personnel, who also inserted the depth tags. The logging procedure was based on the El Morro Logging Protocol, a specially tailored protocol for the 2002 campaign, prepared by a multidisciplinary team which included geology, metallurgy, environment/health/safety, and geotechnical participants.

The basic steps consist of logging of structural features and core photography at the drill site and geology logging at the camp along with specific gravity and magnetic susceptibility measurements. The logging was done on Excel spreadsheets and, once validated, entered into the El Morro Data Base. Upon completion of the geological logging, the core was ready for splitting and sampling.

The core was arranged and marked to ensure that the same side was always split and sampled. The sample lengths, based on the same 2-m core intervals as the geotechnical log, were assigned assay tag numbers. The only variance possible from an even 2-m sample interval was the first or last sample in a drill hole. The core was then split using a mechanical splitter because of the potential for fine sulfide loss due to washing if a diamond saw were used. One half of the 2-m split core was placed in a labeled plastic bag and securely stapled with an assay ticket inside. The other half of the split core was returned to the core box. The other half of the sample tag was then stapled into the core box at the start of the assay interval. In the case of samples selected for core duplicates, the half normally returned to the core box was placed in a separately labeled plastic bag and securely stapled with a unique sample tag inside. The assay sample tag books were pre-stamped with sample numbers reserved for pulp standards, pulp blanks, field blanks, and drill core duplicates.

Core recovery was noted for every 2-m assay interval for the 2002 drilling and by drill interval for the 2001 drilling. Overall, 83 percent of the intervals have greater than 90 percent recovery, and 95 percent of the intervals have greater than 80 percent recovery. An analysis of data by hole indicates that most of the zones of low recovery are associated with the first 10 to 30 m of the hole in the leach/weathered portion of the hole or shorter intervals of poor recovery associated with zones of faulting and fracturing.

14.2 RC Chips

The RC rock chip samples were collected on 2-m intervals in plastic bags at the cyclone. The sample was split at the drill site, and a ~ 4kg portion was generated for assay while the reject was stored at the drill platform. A portion of the cutting was washed and stored in plastic boxes for logging. All samples were duly labeled according to drill hole number, meterage, and sample number.

When a wet sample was produced, a hydraulic cyclone was installed, and two sample bags were then used to collect the cutting. Holes were made at the top of the bag to allow excess water to drain while the rest settled at the bottom. The smaller of the two bags was sent for assay once the fine sediment settled down and excess water was drained. Quality of the wet samples was often substandard because of washing of the sample, the loss of fines, and the contractor’s inexperienced crews.

No RC hole assay data are included on the La Fortuna inferred resource estimations as the information obtained is considered to be only indicative.

Most of the drill collars were transit surveyed before and after drilling, but no in-hole surveying was done. Chip logging was only partially done at the project. Most logging was done after the end of the campaign, at the La Serena office, where cuttings are kept in plastic boxes.

14.3 Talus Samples

During the 2002 summer campaign two areas were covered with geochemical sampling grids, the El Negro Trend and the less known Cantarito Creek area. In each case, the methodology was similar. Sample points were surveyed using 100-m spacing. The grid was defined to coincide with the UTM base; therefore, the coordinates of the points are whole hundred meter numbers. The points were marked with a peg, and identified with a unique point number was written on it. An experienced group of samplers (guided by a geologist in one case and by an experienced helper in the other) would find the sample point, shovel away the first 5 centimeters (cm) to 10 cm of dirt in an area of about 1 m × 1 m, and then dig a hole 30 cm to 50 cm deep. The material from the bottom of the hole was sieved with plastic sieves with mesh sizes equivalent to minus 10 mesh. About 2 kilograms (kg) of sample were put in an impermeable plastic bag and labeled, whenever possible, with consecutive numbers using standard Noranda tags.

Item 15: Sample Preparation, Analyses and Security

Most of the detailed sampling information was reported in the previous Technical Report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report, by Fred H. Lightner dated November 14, 2001. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference.

The objective of the Noranda Quality Control Program was to monitor and quantify the accuracy and precision of the sampling and analytical process so as to maintain a high level of confidence in the analytical results for Noranda management and regulatory authorities. The program was designed to be in full compliance with the Canadian Securities Commission National Instrument 43-101. The ultimate goal of the quality control program is to quantify the risk associated with the calculation of the average grade of the mineral deposit.

15.1 Round Robin Analysis

A round robin analysis of the prepared standards was conducted during October of 2001. The work was completed under the direction of ALS Chemex in Santiago Chile on behalf of Noranda Chile Ltda. Six laboratories were invited to participate. They included ALS Chemex in Santiago, Chile; ALS Chemex in Vancouver, Canada; Bondar Clegg in Coquimbo, Chile; Bondar Clegg in Vancouver, Canada; Acme Labs in Santiago, Chile; and Lakefield Research in Ontario, Canada. The elements requested were gold, copper, and molybdenum.

A report was supplied by ALS Chemex, which includes the Standard Certificates for gold, copper, and molybdenum, the requested analytical methods and treatment of the data.

The data were independently reviewed and certified by Dr. Barry Smee of Smee and Associates Consulting Ltd., Sooke, British Columbia, Canada. The expected values and ranges used to monitor for analytical accuracy during the drilling campaign were statistically determined.

15.2 Selection of Primary and Secondary Laboratories

Based on the performance of the laboratories in the round robin analysis and logistical considerations, ALS Chemex/Bondar-Clegg of Coquimbo, Chile was selected as the primary laboratory for the drill program. The selection of the secondary laboratory for cross-check analysis proved to be a little more complicated. As a result of the consolidation between ALS Chemex and Bondar Clegg during late 2001, four of the laboratories that participated in the original round robin program became integrated and directed under the same management umbrella. These included ALS Chemex in Santiago, Chile; ALS Chemex in Vancouver, Canada; Bondar Clegg in Coquimbo, Chile; and Bondar Clegg in Vancouver, Canada. To maintain the integrity of this component of the quality assurance/quality control protocol, it was decided to appoint a laboratory outside of this group as the secondary laboratory.

Unfortunately, the remaining laboratories from the round robin process were not considered suitable for this purpose. Lakefield had demonstrated the poorest performance of the laboratories in the round robin process and was challenged with respect to its location. Acme in Santiago was deemed unsuitable on the basis of audits conducted by Barry Smee. As a result of this, a decision was made to solicit the services of Geoanalitica of Coquimbo, Chile as the secondary laboratory. However, this required a supplementary round robin analysis of an appropriate number of standards to certify the laboratory for this purpose. The Geoanalytica certification process was undertaken in February 2002.

15.3 El Morro Field Blank

A field blank for the 2002 diamond drilling campaign was selected from a large outcropping of barren ignimbrite located on the EL Morro property. Prior to the start of the drilling program, six samples from this outcrop were submitted to the primary laboratory to confirm low metal values.

15.4 Logic for Quality Control Program

A table of logic was developed for the EL Morro quality control program based on the evaluation of the round robin analysis. The table set out the rules for the acceptance or rejection of the quality control samples and the associated analytical batches during the drill program. The key elements of the logic included:

•	If one copper standard fails between 2 and 3 standard deviation and no other failure occurs in the batch, the standard is accepted.

•	If adjacent copper standards fail between 2 and 3 standard deviation in a single batch, the standards are classified as failures.

•	If both a copper standard and a Field Blank fail in a single batch, both are classified as failures.

•	If a copper standard fails beyond 3 standard deviation, the standard is classified as a failure.

•	If a gold standard fails between 2 and 3 standard deviation and the copper standard passes, the standard is accepted.

•	If a gold standard fails beyond 3 standard deviation, the standard is classified as a failure (unless close to the detection limit).

•	If both copper and gold fail beyond 2 standard deviation, the standard is classified as a failure.

•	If a Field Blank fails in copper in a minor way, the analytical batch is examined for other QC failures in the same batch. If there are no other failures the laboratory is informed of potential contamination but no other action is necessary.

•	If a Field Blank shows a significant failure in copper, and other QC samples also fail in the same batch, the most likely cause is sample miss-ordering and appropriate action is taken to find the extent of the miss-ordering.

•	If a Field Blank alone shows a significant failure in copper, the surrounding batch is classified as a failure.

No failures will be attributed to molybdenum as the concentrations of the standards are too close to the detection limit to be useful.

15.5 Quality Control Sampling Procedures

The insertion of the quality control samples during the drill program was the responsibility of a dedicated quality control manager. The insertion scheme was based on a control template designed specifically for the El Morro Project and setup in an excel spreadsheet. In discussions with the primary laboratory, it was determined that the gold Fire Assay procedure involved racks of samples comprising 40 samples per rack. It was therefore decided to batch the samples to the laboratory in shipments of approximately 40 samples with each batch containing at least one each of the appropriate pulp standards, a blank pulp, and a field blank. This would ensure the placement of all desired quality control samples within every analytical run at the laboratory. Each shipment to the laboratory was individually packaged and documented with a detailed list of the contained samples and detailed instructions of the preparation and analytical requirements.

In general, a truck was dispatched from La Serena to the site every two days over the course of the drilling program.

15.6 Sample Preparation

The diamond drill core sample preparation was done at the primary laboratory, ALS Chemex/Bondar Clegg in Coquimbo, Chile. Upon arrival at the preparation facility, the rock samples were dried with the temperature of the drier never exceeding 70 degrees C. Once dry, the samples were crushed to 95 percent -2 millimeter (mm) (10 mesh) using a single stage TM Rhino jaw crusher which includes a sieve attachment. The crusher jaws were cleaned with air between every sample and with a coarse quartz wash between every ten samples. A sieve test to ensure the quality of the primary crush was done randomly at least every 20 samples.

The -2-mm crushed material was split with a Jones style riffle splitter to a 1 kg ±10 percent sample size. A second 1 kg of the -2 mm crush was to be split, labeled, and stored separately from remaining coarse reject material. This was to be used for compositing for future analytical requirements. The remaining -2 mm material was to be labeled and stored at the laboratory pending future instructions. Every 20 samples, a preparation replicate was taken at the splitter and designated with the sample number and the suffix “A.” This preparation replicate was then inserted into the sample stream and processed as any other sample.

The 1-kg split was pulverized to 95 percent ~0.1006 mm (-150 mesh) in a LM-2 pulverizer in one pass. The pulverizer was cleaned with a quartz wash after every sample. A sieve test to ensure quality control of the -150 mesh fraction was taken randomly at least every 20 samples. Specific requests for pulp preparation replicates were made during the course of the program, and these samples were labeled with the sample number and the suffix “Dup,” and inserted into the sample stream and processed as any other sample.

A coarse blank was prepared and analyzed by the laboratory at the beginning of every new work order to assure the cleanliness of the preparation equipment.

15.7 Sample Analysis

The prepared pulps were assayed for total copper, silver, and gold with selected samples also analyzed for total molybdenum. The method for total copper, silver, and molybdenum was a multi-acid digestion, (HNO3-HCl-HF-HClO4), and at least a 0.5-g sample weight with atomic absorption spectrometry. The gold was fire assayed using a 50-g sample weight and AAS finish. The results for all copper and molybdenum analysis were reported in percent to three decimals, silver to two decimal places in ppm, and gold in ppm to two decimals. The analytical laboratory performed duplicate analysis on at least 10 percent of the pulp samples as chosen at random by the laboratory. The laboratory analyzed geological standards and both an analytical and a geological blank at least every 40 samples. These data were reported to Noranda on a separate quality control page with each work report.

15.8 Company Standards (Accuracy)

Over the course of the diamond drill program, a total of 288 pulp standards were submitted to the primary laboratory in 140 individual batches. There were no analytical batch failures associated with the project standards during the 2002 El Morro diamond drilling campaign. Most of the individual standard failures within the batches were associated with the blank pulp Standard EM-1, that is, at or near detection limits. Six Sigma analyses of this standard have classified it as a poor performance monitor. All failures associated with this standard were nullified by data from the accompanying adjacent standard and field blanks within the same analytical batch and as determined by the Table of Logic for failures. While the project standards were not completely blind to the laboratory, there is no evidence to suggest the analysis were fabricated.

The copper and gold analyses from the 2002 El Morro diamond drilling program appear to be accurate.

15.9 Pulp Replicates

The primary laboratory performed replicate analysis for copper, silver, and molybdenum on 665 of the samples submitted during the drilling program. This represents 12.23 percent of all the samples submitted. The data for the copper replicates indicate a high degree of precision in analyses and also suggest the pulps are very homogenous. For copper at values greater than 0.1 percent, 94 percent of all replicate pairs are within the ±5 percent precision envelope. In the grade range from 0.3 to 1.2 percent copper, greater than 95 percent of the replicate pairs differed by less than 0.04 percent copper. This suggests a high-level precision for the copper analysis.

A total of 249 replicate analyses were completed for gold. This was 4.95 percent of the total number of samples submitted. The gold replicate data show 95 percent of the data between the mean range of 0.1 to 1.4 ppm gold falls within the ±15 percent precision envelope. Alternatively,

88 percent of the data in the range between 0.2 and 1.2 ppm gold showed an absolute difference of 0.05 ppm or less.

No analysis was undertaken on silver as greater than 50 percent of the data were below the detection limits.

No analysis was undertaken for molybdenum as only selected samples were analyzed and the concentrations were generally too low to be useful.

15.10 Cross-Check Pulp Replicates

A total of 251 pulps was retrieved from the primary laboratory, ALS Chemex (Bondar-Clegg), Coquimbo and submitted to Geoanalytica for analysis of gold, copper, silver, and molybdenum as per the same analytical instructions as the primary laboratory. This represented 4.98 percent of all the samples originally submitted to the primary laboratory. Appropriate control standards were inserted with the cross-check batches to ensure the accuracy of the results. Two of the nine batches submitted failed, and re-analysis was requested. In both cases, the re-analysis returned acceptable results.

An analysis of the cross-check pulp replicate data for copper shows reasonable correlation but does suggest a slight bias with higher copper values reported from the primary laboratory. The average of the percent of difference between the Bondar Clegg and Geoanalytica copper values for data with the original value greater than 0.05 percent copper is +1.19 percent. Overall, however, the bias appears to be within acceptable limits.

The average of the percent of difference between the Bondar Clegg and Geoanalytica gold values for data with the original value greater than 0.20 ppm gold is +5.23 percent. Overall, greater than 93 percent of the samples in the mean range 0.2 ppm gold to 1.6 ppm gold is within an absolute difference of 0.1 ppm gold.

The results of these cross-check analyses are compared with previous cross-check analyses from the El Morro data. The results from the 2002 program appear to be satisfactory.

15.11 Coarse Reject Replicate Analysis

During the diamond drilling program, 250 samples were selected for coarse reject replicate analysis. This represents 4.97 percent of all the samples submitted to the primary laboratory. The copper and gold data for the coarse reject replicates showed excellent correlation.

15.12 Drill Core Duplicates

A total of 55 drill core duplicate samples were taken during the 2002 El Morro diamond drilling program. This represents 1.1 percent of all the samples submitted for analysis. The copper data suggest there is very little bias in the core splitting and subsequent downstream sample preparation and analytical processes.

The gold data show some significant variance. Of the 55 replicate pairs, only 27 returned mean values above the 0.1 ppm range, and of these, only 63 percent of the data fall within the ±10 percent precision envelope. A serious limitation with respect to the gold data, however, is the small number of replicate pairs removed from near the detection limits. A greater volume of replicate pairs with values in the 0.2 to 1.6 ppm range is required to draw definitive conclusions.

Overall, the results of the analysis of the drill core duplicate samples suggest that there do not appear to be any adverse sampling effects associated with the 2002 El Morro drilling campaign.

15.13 Sample Preparation Particle Size Analysis

A sieve test to ensure the quality of the primary crush was done randomly over the term of the analytical contract, and the results were reported on a monthly basis. For the -2 mm (10 mesh) coarse fraction, a total 385 of 5,032 samples (7.7 percent) submitted was subjected to the particle size analysis. A total of 23 of the 385 (5.9 percent) samples failed to pass 95 percent through the -2 mm sieve. Overall, performance of the laboratory was deemed to be acceptable, and there is no indication that the early poor performance had a significant effect on the final data quality.

A sieve test to ensure the quality of the -150 mesh fraction was done randomly over the term of the analytical contract. A total of 441 pulps were tested representing 8.5 percent of all samples submitted. None of the sieve tests failed the 95 percent passing -150 mesh specifications. There were no quality control issues associated with the performance of the pulverizer during the El Morro program.

15.14 Conclusions and Recommendations

During the course of the El Morro diamond drilling campaign, which ran between January and April of 2002, 4,603 core samples were submitted to ALS Chemex (Bondar Clegg) in Coquimbo, Chile for analysis of gold, silver, copper, and, in some instances, molybdenum. As a result of a very rigorous core sampling and analytical quality control program, the results of the analyses for copper and gold can be proven to be accurate, precise, and free of contamination. These analyses are suitable for inclusion in a inferred resource estimation.

Item 16: Data Verification

Most of the information in this section was reported in the previous Technical Report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report, by Fred H. Lightner dated November 14, 2001. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference.

16.1 Density Data

Density measurements were done regularly on the 2002 diamond drill core. Quality control for the density work was achieved by sending 5 percent of the samples to Lakefield Laboratories in Santiago for duplicate measurement. The quality control work shows a good correlation of the data with 171 duplicates. The average density of the Noranda samples is 2.45, and the Lakefield samples are 2.43. Overall, the Noranda samples are less than 1 percent higher.

16.2 Quality Assurance/Quality Control Assay Data 2000/2001

Comprehensive quality assurance/quality control procedures with field blanks, standards, pulp duplicates, reject duplicates and field duplicates were generally employed on the 2000/2001 program. The primary assay laboratory for this work was Bondar Clegg in Coquimbo. Check assay pulp duplicates were submitted to CIMM Chile (149 samples) and ALS Chemex in Vancouver (448 samples).

For copper, the Bondar Clegg assays are 5.4 percent lower than ALS Vancouver, Bondar Clegg is 7.3 percent higher than CIMM Chile, and ALS Chemex is 12.2 percent higher than CIMM. The data show Bondar Clegg copper values are intermediate between the two check laboratories.

For gold, the Bondar Clegg assays are 4 percent higher than ALS Chemex, Bondar Clegg gold assays are 21 percent to 24 percent higher than CIMM Chile, and ALS Chemex is 17 percent higher than CIMM. Gold assays from CIMM Chile are suspect.

16.3 Quality Assurance/Quality Control Assays 2002

Full quality assurance/quality control procedures as outlined in the Noranda quality assurance/quality control manual were in place at El Morro in 2002. A comprehensive drill protocol was developed to define procedures for data collection. New standards were made from rejects, and full round robin assays were completed prior to the commencement of drilling.

No problems were detected with the 2002 assay data for holes 30 to 45.

16.4 Database Verification

To verify the geological database, 10 percent of the logs were checked against the database for geology, mineralization, and alteration. No errors were found. To verify the assay database, 20 percent of the assay laboratory reports were compared against the database. Only one error was detected in one laboratory report for silver, and consequently all silver assays were checked, but no other errors were detected.

16.5 Hole Location

All diamond drill holes were surveyed after the drill had left the drill pad. Additionally, visual inspection of maps produced using the Gemcom database revealed no discrepancies to known location.

16.6 Down Hole Surveys

Sperry Sun tests were taken every 100 m in diamond holes 16 to 45, but downhole data are not available for diamond holes 1 to 15, 17, 22, 36, and 44. Diamond holes 39 and 41 were surveyed with a gyro instrument with readings collected every 25 m. All Sperry Sun disks were re-read and corrected for magnetic declination. The magnetic declination was obtained from the Instituto Geograpfico Militar of the Ejercito de Chile.

Item 18: Mineral Processing and Metallurgical Testing

18.1 Noranda Inc. Program

Most of the information in this section was reported in the previous Technical Report entitled “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report, by Fred H. Lightner dated November 14, 2001. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference.

This program involved laboratory testwork on two samples selected by Noranda personnel in Chile to represent supergene and hypogene mineralization. The hypogene sample contained 0.60 percent copper and 0.58 g/t gold, whereas the supergene contained 1.22 percent copper and 0.30 g/t gold. A total of 20 flotation tests were completed to evaluate rougher and cleaner flotation response. Comprehensive scan analyses were completed to flag the presence of deleterious minor elements.

Metallurgical response with the hypogene sample was encouraging – 31 percent copper concentrate grade at 86.7 percent copper recovery and 65 percent gold recovery. Similar metallurgical performance was indicated with the supergene sample – 30 percent copper concentrate grade, 87 percent copper recovery, and 67 percent gold recovery. There were indications that clay minerals adversely affected flotation with the supergene samples. These tests have not been optimized, and locked cycle tests to determine the impact of circulating loads have not been completed. The scan analyses indicated elevated levels of arsenic and antimony. Concentrations of 0.84 percent arsenic and 0.23 percent antimony were recorded in the copper concentrate from the hypogene sample while 0.46 percent arsenic and 0.02 percent antimony were identified in the supergene copper concentrate. These arsenic levels would be subject to penalties in copper concentrates.

18.2 Deleterious Elements

Pulp samples were selected from all major mineral and lithological units to test for deleterious elements that may have on impact on the mineral processing, metallurgical, or environmental aspects of the deposit. A total of 551 pulps were analyzed for the following elements:

•	ICP-ES	42 element ICP

•	Cold Vapor Fusion	Hg

•	LECO Furnace	S, C

•	Chemical Electrochemistry	F, Cl

The standards were sent for a round robin prior to analysis to provide control on the work. The results of this work indicate:

•	Arsenic is likely to be at penalty levels in most of the deposit.

•	Antimony is too low in the samples to be accurately assayed.

•	There is some indication that lead and selenium are elevated.

•	Elements including bismuth, cadmium, mercury, nickel, tellurium, and zinc are at low levels and not likely to cause any problems.

Item 19: Mineral Resource and Mineral Reserve Estimates

19.1 Summary

In the previous report, “Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report,” by Fred H. Lightner dated November 14, 2001 reported the inferred mineral resources for the La Fortuna deposit. This section only presents information that has been updated or revised after the above-referenced report and is based on information contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Noranda personnel based in La Serena and Santiago, Chile during the period June to early August 2002 carried out an updated resource estimate for the La Fortuna copper-gold porphyry deposit.

The resource estimate is based on the results of 18,793 m of diamond drilling in 41 holes completed in the 2000, 2001, and 2002 field seasons and from previous data collected during earlier campaigns (see Table 13.1). A Noranda drill logging protocol and the Noranda quality assurance/quality control procedures for sampling and assaying were in place to ensure the precision and accuracy of data collected.

The geological model was constructed from two sets of sections and level plans that extend from the 3,000-m to the 4,200-m elevation. Gemcom software was used to interpolate copper, gold, and silver down to the 3,400-m elevation. Figures 1 through 10 are a subset of the cross sections that were used to develop the geologic model.

The total inferred resource in the La Fortuna deposit is estimated to be 465 million tonnes with a grade of 0.61 percent copper, 0.50 g/t gold, and 0.79 g/t silver at a 0.4 percent kriged copper cutoff to the 3,400-m level. A more complete breakdown of the resource is listed in the following tables:

•	Table 19-1: Resource by Mineral Zone

•	Table 19-2: Resource by Royalty Holder

•	Table 19-3: Gold Resource in Leach Cap

The resource is predominately hosted in the primary zone in the porphyry. By mineral zone, 78 percent by tonnage is hosted in the primary zone and 22 percent by tonnage in the mixed and supergene zones at a 0.4 percent copper cutoff.

Three separate legal agreements and associated royalty holders cover the deposit. The resource is broken down by royalty holder where at a 0.4 percent copper cutoff, 59 percent of the resource by tonnes is on the Santa Julia ground, 6 percent on the Rene Martin ground, and 35 percent on the BHP ground.

There is also a low-grade gold resource in the leach cap, and at a 0.2g/t kriged gold cutoff, it is estimated to contain 120 million tonnes at a grade of 0.32 g/t gold. Silver content of the deposit is relatively low and is not likely to be a payable credit.

Table 19-1. Resource by Mineral Zone

Resource by Zone by Copper Krig Cutoff to 3,400-m Level

0.5% Cu Cutoff	Tonnes	Cu %	Au g/t	CuEq %

Mixed	10,000,000	0.75	0.33	0.90
Supergene	75,000,000	0.77	0.38	0.95
Primary	255,000,000	0.64	0.56	0.96
Total	340,000,000	0.67	0.52	0.96

0.4% Cu Cutoff	Tonnes	Cu %	Au g/t	CuEq %

Mixed	14,000,000	0.67	0.31	0.82
Supergene	89,000,000	0.72	0.36	0.89
Primary	362,000,000	0.58	0.54	0.89
Total	465,000,000	0.61	0.50	0.89

0.3% Cu Cutoff	Tonnes	Cu %	Au g/t	CuEq %

Mixed	18,000,000	0.60	0.29	0.74
Supergene	104,000,000	0.67	0.33	0.82
Primary	468,000,000	0.53	0.50	0.82
Total	590,000,000	0.56	0.46	0.81

Table 19-2. Resource by Royalty Holder

Resource By Royalty Holder by Copper Krig Cutoff to 3,400-m Level

0.5% Cu Cutoff	Tonnes	Cu %	Au g/t	CuEq %

Santa Julia	210,000,000	0.67	0.55	0.97
Rene Martin	20,000,000	0.65	0.35	0.85
BHP	110,000,000	0.68	0.48	0.94
Total	340,000,000	0.67	0.52	0.96

0.4% Cu Cutoff	Tonnes	Cu %	Au g/t	CuEq %

Santa Julia	276,000,000	0.62	0.52	0.91
Rene Martin	27,000,000	0.59	0.32	0.77
BHP	162,000,000	0.61	0.48	0.87
Total	465,000,000	0.61	0.50	0.89

0.3% Cu Cutoff	Tonnes	Cu %	Au g/t	CuEq %

Santa Julia	321,000,000	0.58	0.50	0.86
Rene Martin	44,000,000	0.50	0.26	0.64
BHP	225,000,000	0.54	0.46	0.78
Total	590,000,000	0.56	0.46	0.81

Table 19-3. Total Gold Resource in Leach Capping

Cutoff Au Krig g/t	Tonnes	Cu %	Au g/t

0.5	15,000,000	0.04	0.61
0.4	26,000,000	0.04	0.54
0.3	48,000,000	0.04	0.45
0.2	120,000,000	0.03	0.32

19.2 Introduction

The La Fortuna deposit was delineated in 2002 and an inferred resource was calculated in early August by technical team in La Serena composed of:

•	John Sullivan, Project Director – Competent Person

•	Piotr Paleczek, Project Manager

•	Stanley Clemmer, Resource Geologist – Competent Person

•	Gilles Roy, Geologist

•	Carlos Caceres, Geologist

•	Leyla Vaccia, Geologist

The resource process commenced at the termination of drilling in late April with geological interpretation on section and plan. Digitization and computer work followed, commencing in early June and the model was completed August 9, 2002.

19.3 Available Data

The model was constructed using the results of earlier BHP drilling and Noranda’s 2000, 2001 and 2002 drill programs from the drill holes in the La Fortuna area (see Table 13.1). In all there are 22 reverse circulation holes totaling 4,542 m and 49 diamond drill holes totaling 20,264 m in the database (see Table 13.1). The database contains information on geology, mineralogy, mineral zones, alteration, recovery, density, geotechnical data, and assays for copper, gold and silver.

19.4 Geological Modeling

The first step in creating the geological model was the interpretation of sections showing the lithological and mineral zone data. The primary section direction is 27 degrees, and sections are spaced 86 m apart.

Analysis of the data, thin section work and review of the core lead to a simplification of mineral zones. The supergene enrichment was modeled as a single unit as it was found too difficult to draw reliable boundaries around higher-grade intersections. This was done because of the wide drill spacing and it was decided that it is better to allow the interpolation routine distribute grade in this unit rather than an uncertain geological interpretation. The weakly oxidized portion of the supergene enriched zone, designated the mixed zone, was modeled separately as it forms a reasonably large volume and represents a metallurgical sub-group. Consideration was also given to the necessity of a transition zone between the base of the supergene and the primary. Sequential copper data that includes cyanide soluble copper was examined at the base of the supergene and for most holes a relatively sharp transition from supergene to primary is present. Therefore, no transition zone was modeled.

The lithological model took several iterations to simplify the geology into a coherent picture that could be digitized and subsequently modeled. The units were simplified into quartz porphyry (PC), biotite-amphibole porphyry (PB), amphibole porphyry (PA), igneous breccia (BI), tuff (T), volcanic (V) and hydrothermal breccia (BH). Additionally, lithological codes were assigned for air, alluvium (ALV), Atacama gravel (GR), and unmineralized rock (UM).

Upon completion of the unit simplification, a separate geological table was created in Gemcom called GEO_INTERP that contains the “from/to” of the sectional geological interpretation combining lithology and mineral zones into a single rock code. The simplified “from/to’s” were plotted out on section and used. A total of 21 sections were interpreted in the primary direction and three orthogonal sections were completed. The sectional interpretations were digitized into Gemcom using these rock codes. Once digitized and loaded into Gemcom, the sectional interpretations were sliced horizontally and plotted out on bench plans every 15 m. The primary sections were balanced with the three orthogonal sections. Once the sections and plans were reconciled the plans were digitized into plan polygons in Gemcom.

19.5 Block Model for Resource Estimation

19.5.1 Data Used

Geological and assay data from both RC and diamond drill holes was used in the geological interpretation. The assay data for RC holes was not considered reliable enough for the model and only assay data from diamond drill holes was used. There are 41 diamond drill holes totaling 18,793 m in the modeled volume (using only data collected during the 2000, 2001, and 2002 drilling campaigns) that contains data for 9,497 assays for copper, gold, and silver. Most assay intervals are 2 m with the exceptions of the first and last assay intervals and hole DDHF-01 that uses a 1-m interval. Note that although there are 45 diamond drill holes at La Fortuna, holes 6, 17, 22, and 36 are outside the model area.

19.5.2 Compositing

In order to determine a reasonable composite length, composites were calculated at 5-, 10-, and 15-m intervals. The variance dropped sharply at 10 m, and it was decided to use 5-m composites to prevent excessive smoothing of the assay data.

19.5.3 Statistics and Contacts

Statistics were completed on the various 5-m rock code composites and the nature of the contact between important rock codes was examined. The analysis was completed to determine what rock codes can be interpolated together and where hard or soft boundaries can be used.

Combining the information from the statistics and the contact relationships of the rock units, the following interpolation domains were developed.

Leach Cap Copper. The low copper values allow copper to be interpolated throughout this zone. The contact with all zones wall rock to mineralized porphyry shows not change in gold and silver and it is assumed this is true in the leach cap.

Supergene/Mixed Zone Excluding PA – Copper. The mixed zone was combined with the supergene zone and except for the amphibole porphyry (PA) all other boundaries are soft. The amphibole porphyry (PA) was excluded as both copper and gold change abruptly at its edge.

Supergene/Mixed Zone PA – Copper. The amphibole porphyry is modeled separately with a hard boundary as it is lower in copper and gold, and shows a sharp grade change at its contact.

Primary Zone Excluding PA – Copper. All boundaries except the contact with the amphibole porphyry (PA) and the Cantarito fault are soft.

For copper, the tuff, volcanic and hydrothermal breccia have similar statistical distributions and grade does not change sharply at their mutual contacts.

Copper has a different statistical distribution in the quartz porphyry (PC), biotite-amphibole porphyry (PB), igneous breccia (BI), units when compared to the tuff, volcanic and hydrothermal breccia. As noted above in the contact section this contact does not have sufficient information to reach a definitive conclusion but given that gold does not change a soft boundary was used.

The contact between the quartz porphyry (PC), biotite-amphibole porphyry (PB) lithologies shows a moderate change in grade both for copper and gold; however, the change from 0.5 to 0.6 was not thought to be significant enough to justify a hard boundary.

Primary Zone PA – Copper and Gold. The amphibole porphyry has a lower statistical distribution in copper and gold and a sharp grade contact with the enclosing mineralized porphyries. The contact was modeled as a hard boundary.

Northeast of the Cantarito Fault. Contact plots show a sharp grade drop across the Cantarito Fault and the fault was modeled as a hard boundary.

Gold/Silver Interpolation Domain. Gold/Silver do not show significant change in distribution or change at contacts between most rock codes. Therefore gold was interpolated throughout the model. The only exceptions are the amphibole porphyry (PA) and northeast of the Cantarito Fault.

19.5.4 Assignment of Rock Codes to Blocks

The rock codes were assigned to the blocks by extruding the 15-m bench plan rock code polygons 7.5 m up and down. Rock code polygons were not made for levels below the 3,500-m elevation, and rock codes from the 3,505-m level were projected down to the last level in the model at 3,000 m.

19.5.5 Dilution

Dilution was not explicitly added to the model but two steps in the model methodology did add dilution. The first was the assay splitting interval of 2 m down the hole that crosses zone and rock code boundaries and the second was the 5-m compositing routine that also crosses rock code boundaries.

19.5.6 Cutting High Values

Analysis of the statistics for all data led to the following cutting strategy.

•	Copper. High values are present locally in the supergene enriched zone. Values over 2.5 percent copper were restricted to a volume of 50 m3 during the interpolation runs.

•	Gold. No high outlier assays are present and no cutting was done.

•	Silver. The assay values were capped at 10 g/t and the capped values were used in the composite calculation.

19.5.7 Variography

The domains outlined above for interpolation and the 5-m composite data were analyzed to determine suitable parameters to be used in the kriging. The kriging parameters are summarized in Table 19-4.

Table 19-4. Summary of Kriging Parameters

Composite Code and
Domain	C0	C1	C2	Type	Direction

					1	2	3
1 Cu Leach all lithologies	0.562	0.918	0.691	Exponential	185	235	75
2 Mix/Super. Except PA	0.233	0.273		Spherical (C1)	520	75	75
				Spherical (C2)	535	345	525
3	IS
4	0.105	1.316		Exponential	390	150	280
5	IS
6	IS
7	0.101	1.518		Spherical	860	985	1005
8	0.090	0.717	0.429	Spherical (C1)	335	185	420
				Spherical (C2)	725	480	645
9	IS
10	IS
11	0.153	1.059		Spherical	695	585	520
12	0.637	0.830		Spherical	945	510	810
13	IS
14	IS
15	0.439	0.391	0.881	Spherical	85	445	85
				Spherical	690	615	520

*orientation of ellipses described below.

IS – Insufficient Sample for variogram analysis

The block model size was chosen to ensure that any optimized pit would not extend beyond its limits. The deepest drill hole extends down to the 3,000-m elevation, and this determined the bottom of the model.

•	Upper Left Corner Coordinates: 412,200E 6,831,700N 4502.5m elev.

•	Size of Block Model:

–	135 rows, north to south (2,700 m)

–	125 columns, west to east (2,500 m)

–	101 rows, toe elevation block for level 1 (4,487.5) to level 101 (2,987.5)*

–	Mid-block elevation for level 1 (4,495.0) to level 101 (2,995.0)*

–	Top block elevation for level 1 (4,502.5) to level 101 (3,002.5)

–	Total elevation: 1,500 m

*Note: Block toe elevation chosen to ensure level plan fall mid-block.

•	Block Size: 20 m wide × 20 m long × 15 m high

•	Block Model Rotation: none

•	All block models in all folders were initialized to a default value

–	All grade elements to zero

–	Density to average deposit density

–	Rock Code to 900 unmineralized rock (UM)

•	Air blocks were tagged using topographic surface (TOPO 2002)

19.5.8 Resource Estimation for Copper, Gold, and Silver

The block model was interpolated for copper, gold and silver using an inverse distance squared algorithm, simple kriging and nearest neighbor. Nearest neighbor was done for copper and gold only. The above conclusions on hard and soft boundaries, search ellipses, and variography were combined to create a series of run files. Gemcom allows a number of methods but it was found most convenient to create a single composite file that contains an integer code to flag the required composites to be used and then list each rock code that could access them for a given run.

In order to fill most blocks given the drill spacing of 200 m, a minimum search ellipse of 250 m3 is necessary. Allowing a maximum of four 5-m composites per hole controls vertical smearing. Generally, a first pass of minimum five composites (at least two holes needed) and a maximum of 16 composites (maximum four holes) are used. If necessary, additional runs were done with an increased search distance to fill all blocks near the deposit. At the same time, care was taken to ensure grade did not spread unrealistically out from the deposit. Drill density drops off with depth, and the 3,400-m level was chosen as the last level with sufficient information to allow interpolation.

Test runs using the inverse distance algorithm were carried out to examine the spreading of high- grade copper values outside the porphyry body. Higher in the model, there are sufficient composites around the porphyry body that prevent the spreading; however, it was noted that spreading did become a problem below the 3,700-m level where there are insufficient composites. Therefore, for levels below the 3,685-m level, blocks outside the porphyry body were prevented from using composites within the porphyry body but blocks within the porphyry body could still use composites outside.

All runs require a minimum of five composites, a maximum of 16 composites, and a maximum of four composites from any one hole. These setting ensure that a block requires data from at least two drill holes to be interpolated. The only exceptions to this were the amphibole porphyry (PA) unit and the Cantarito Fault Block where the minimum number of composites to interpolate was set at 1.

19.5.9 Nearest Neighboring Models

Two nearest neighbor models were made, one for copper and one for gold, to help assess the amount of smoothing occurring in the kriging and ID2 interpolations.

19.5.10 Other Block Models

Copper Equivalent Models. Two copper equivalent models were calculated from the ID2 and kriging data. Formulas were based on information supplied by Toronto financial and Santiago marketing and summarized in Table 15-14 in Noranda’s 2002 Season Report.

Density. A density model was filled using the average density for each rock code. The unmineralized rock code 900 was assigned an average density of 2.45. Time constraints on the model construction schedule prevented the interpolation of a density model.

Royalty Holder Block Model. The La Fortuna deposit is covered by three different property owners, each with a different royalty. This file contains blocks tagged by integer codes for each of the three types of royalty agreements.

19.6 Model Validations

Model validation was completed by plotting out level plans for the rock codes, kriged and ID2 copper, and kriged and ID2 gold on level plans showing the composite values and rocks code within each drill hole. No errors were found and interpolated values were consistent with the composite values.

Complete plots of all level plans for copper and gold by kriging, inverse distance and nearest neighbor plus the geological interpretation, property boundaries and optimized pit outline are in PDF format in Appendix 15-5 in Noranda’s 2002 Season Report. PDF files are also available for the geological sections. There are two types of PDF files, one intended for viewing and plotting on 11-inch × 17-inch paper and a second set for plotting on E-sized paper.

A tonnage grade curve (Figure 19-1) was produced showing grade and tonnage for ID2 copper, kriged copper and nearest neighbor copper. The ID2 copper and kriged copper are very similar at cutoff values less than 0.8 percent copper. As expected the nearest neighbor copper has a higher grade and more tonnes at cutoff greater that 0.6 percent (the mean) and fewer tonnes below 0.6. The nearest neighbor copper values are 10 percent higher when compared to the ID2 and kriged values near cutoff copper values.

Figure 19-1. Tonnage Grade Curves for Copper

19.7 Density

Density data was collected for all rock codes using the wax method. The methodology and data are in Section 15-6 of Noranda’s 2002 Season Report and a total of 3,462 density measurements were collected. Samples were measured for every other assay interval in the leach, mixed and supergene zones and every 12 m in the hypogene zone for an average of one measurement every 5 m. Typical samples selected were 10 cm to 20 cm long pieces of whole core for the 2002 drilling and a similar length piece of split core for the 2000/2001 holes. The average density for each rock code was used to assign a density to the density block model. The average densities for the mineral zones are listed in Table 19-5.

Table 19-5. Average Density of Mineral Zones

Mineral Zone	No. Samples	Density

Alluvium	2	2.15
Atacama Gravel	108	2.35
Leach Cap	865	2.31
Mixed	140	2.34
Supergene	509	2.44
Primary	1,838	2.5
Average	3,462	2.43

The density data was verified by sending 5 percent of the samples to Lakefield in Santiago for density measurement by wax immersion. A total of 171 duplicate samples were measured. The two data sets correlate well with the Lakefield data slightly lower on average by 0.8 percent. A complete analysis of the duplicate data can be found in Appendix 15-6 of Noranda’s 2002 Season Report.

19.8 Resource Categorization

The resource is classified as inferred because of the wide spaced drilling. This conclusion is further supported by an analysis of variance and the required drill spacing carried out by MRDI as part of the project. MRDI was contracted to use the kriging variance of the various interpolation domains to give any assessment of drill spacing and resource categorization. MRDI concluded that a drill spacing on the order of 100 m would be required to bring the resource into the indicated category and 50 m for measured.

Item 20: Other Relevant Data and Information

As of the date of this report, February 5, 2003, and to the best of Knight Piésold’s knowledge, the author is of the opinion that this report contains all relevant data and information concerning the El Morro Project that was either provided directly by Metallica, contained in the previously filed report entitled “El Morro Copper-Gold Project, Chile, Region III, Technical Report” by Fred H. Lightner, Metallica Resources Inc. dated November 14, 2001, or contained in the reports previously mentioned in Item 4: Introduction and Terms of Reference, or obtained from Knight Piésold’s site reconnaissance on November 5-7, 2001.

Item 21: Interpretation and Conclusions

The La Fortuna mineralized system is the occurrence of a late Eocene-Oligocene gold-rich porphyry. Other occurrences of this type are typically copper-poor and of the Miocene age. The La Fortuna area is the most promising of the areas studied in the district. Here, Noranda drilled 25 diamond holes totaling 10,545 m during the 2000 and 2001 drilling campaigns, and an additional 16 diamond holes were drilled during the 2002 campaign. According to Noranda, the drilling of 200-m spaced drill holes in a triangular grid confirmed the existence of a resource of copper-gold porphyry-type mineralization. The 200-m spaced drilling grid outlined a granodiorite porphyry body with both primary and secondary copper-gold sulfide mineralization. Preliminary calculations show an Inferred Mineral Resource of 465,000,000 tonnes with an average grade of 0.61 percent copper and 0.50 g per tonne of gold at a cutoff of 0.40 percent copper. At a cutoff of 0.30 percent copper, the Inferred Mineral Resources are 590,000,000 tonnes with an average grade of 0.56 percent copper and 0.46 g per tonne gold. The mineralization is open to the north, northwest, and at depth. Additional exploration to expand the current resources and confirm the existing mineralization is planned.

Knight Piésold has reviewed a Study of the potential economics of the La Fortuna deposit. At an optimistic metal price of $1.00 per pound copper and a $300.00 per ounce gold, the cash flow indicated an internal rate of return of 19.6 percent on an $801 million investment and a Net Present Value (NPV) of more than $345 million at a 10 percent discount rate.

Knight Piésold’s site reconnaissance identified no fatal flaws at this early stage of the project although an EIA has not yet been completed. It was concluded that there is a reasonable likelihood that the development of the La Fortuna deposit is technically feasible and economically attractive at the higher copper and gold prices used in this study.

Item 22: Recommendations

The results at the El Morro Project are considered favorable and, in our opinion, warrant further exploration in view of the widespread evidences of mineralization encountered in the district and particularly at La Fortuna.

Specifically, at the El Morro area, additional exploration work is needed to increase the drill density. The area to the north should also be tested to define the mineralization.

Item 23: References

AMEC Consultants, Noranda Chile Limitada, El Morro DH Spacing Study, September, 2002.

Clemmer, S., 2001, El Morro Protocol, Version 1.0, December, 2001, Noranda Chile Internal Report.

Stan Clemmer, Piotr Paleczek, Gloria Valenzuela, and Tim Walmsley, December 2002, El Morro Project – 2002 Season Report, Noranda Exploration Group

Cucurella, J., 2002, Estudio Mineralógico, Universidad de La Serena, Facultad de Ingeniería – Departamento de Ingeniería de Minas, Área de Geología, La Serena, Agosto 2002.

Cucurella, J., 2002, Estudio Mineralógico, Noranda Chile Ltda., Universidad de La Serena, Facultad de Ingeniería – Departamento de Ingeniería de Minas, Área de Geología, La Serena, Octubre 2002.

Cuitiño, L., 1993, Estudio Petrográfico, BHP Internal Report.

Cuitiño, L., 1993, Estudio Petrográfico, Alteración - Calcográfico (Sondaje Diamantina), BHP Internal Report.

Cuitiño, L., 2000, Estudio de Sulfuros Relictos, Santiago, Chile, April 2000, Noranda Internal Report.

Cuitiño, L., 2000, Estudio Pertografico, Santiago, Chile, April 2000, Noranda Internal Report.

Cuitiño, L., 2000, Estudio Petrografico y Calcografico, Santiago, Chile, August 2000. Noranda Internal Report.

Diaz S., 1999, Geoquimica de Sedimentos de Drenaje y Reconocimiento Geologico Preliminar en el Distrito El Morro - Fortuna, Metallica Internal Report.

Di Prisco, G., 2001, Mineralogical Examination of Drill Core Samples from the El Morro Deposit, Chile, July 4, 2001, Terra Mineralogical Services, Peterborough, Ontario, Canada.

Di Prisco, G., 2001, Mineralogical Examination of Supergene and Hypogene Rock Composites from the El Morro Deposit, Chile, July 16, 2001, Terra Mineralogical Services, Peterborough, Ontario, Canada.

Di Prisco, G., 2002, Mineralogical Examination of Metallurgical Products from the El Morro Metallurgical Tests F18 and F22, January 30, 2002, Terra Mineralogical Services, Peterborough, Ontario, Canada.

Filas, B., 2001, El Morro Copper-Gold Project, Chile, Region III, Order-of-Magnitude Study, (Preliminary Assessment), Third Party Review, Knight Piésold and Co. December 26, 2001

Fonseca, E., 1999, Estudio Mineralógico y Petrográfico, Santiago, Junio 1999, Noranda Internal Report.

Golder Associates, 2002, Informe Sobre Control y Registro de Sondajes Orientados para el Proyecto El Morro, Abril 2002.

Holmgren, C., 2001, Proyecto El Morro, Estudio Petrográfico, Cortes Transparentes y Pulidos, La Fortuna – El Negro – Cantarito, Julio 2001, Noranda Internal Report.

Holmgren, C., Fonseca, E., 2002, Estudio Petrográfico – Calcográfico Proyecto Fortuna, Julio 2002, Noranda Internal Report.

Jordan, J., 2000, IP/Rersistivity and Ground Magnetic Survey, Fortuna Project (Morro, Negro, Cantarito, Burro) Region III, Chile, Quantec Geofisica Limitada, June 2000. Noranda Internal Report.

Knight Piésold S.A. 2001, “Noranda Chile Ltda, El Morro Exploration Project, Environmental Strategy,” July.

Lakefield Research Chile S.A., 1999, Flotation Testwork on two Copper/Gold Ore Samples form the El Morro Deposit, Santiago, Chile, June 1999, Metallica Internal Report.

Lightner, F., 2001, Metallica Resources Inc., El Morro Copper – Gold Project, Chile, Region III, Technical Report, November 14, 2001

Ludwig, C., 1997, La Fortuna Detail Window Magnetic Interpretation, Metallica Internal Report.

Ludwig, C., 1997, La Fortuna Magnetic/Radiometric Survey, Delivered Maps and Interpretation Comments, Metallica Internal Report.

Ludwig, C., 1999, Various reports on Morro, La Fortuna, El Negro Geophysics, April - June 1999, Metallica Internal Reports.

Ludwig, C., 1999, La Fortuna, Cantarito and El Negro Detail Geophysics, IP and Magnetics, July 1999, Metallica Internal Report.

Maksaev, V., 2000, La Fortuna Porphyry Cluster, Noranda Internal Report, April 2000.

Martin, M. W., Clavero, J. R., Mpodozis, C., and Cuitiño, L., 1995, Estudio Geológico Regional de la Franja El Indio; Cordillera de Coquimbo (29 - 30ºS): Servicio Nacional de Geologia y Mineria, I. R. 95 - 06, 260 p.

Mercado, M. 1982. Hoja Laguna del Negro Francisco, Región de Atacama. Servicio Nacional de Geología y Minería, Carta Geológica de Chile, No 56, 63p.

Nasi, C.; Mpodozis, C.; Cornejo, P.; Moscoso, R.; Maksaev, V. 1985. El Batolito Elqui - Limarí (Paleozoico superior - Triásico): Características Petrográficas, Geoquímicas y Significado Tectónico. Revista Geológica de Chile, No. 25 - 26, p. 77 - 111.

Nasi, C.; Moscoso, R.; Maksaev, V.; 1990, Hoja Guanta, Regiones de Atacama y Coquimbo. Servicio Nacional de Geología y Minería, Carta Geológica de Chile, No 67, 140p.

Page, R., 2002, Observations following March 25 – 30 visit to El Morro, Noranda Internal Report, April 2002.

Paleczek, P., Parr, M., Jannas, R., July 1999, El Morro 1999 Exploration Report, La Serena, Chile, Metallica Internal Report.

Paleczek, P., Parr, M., Jannas, R., July 1999, La Fortuna, Cantarito, El Negro 1999 Exploration Report, La Serena, Chile, Metallica Internal Report.

Paleczek, P., Caceres, C., Valenzuela, G., Savell, M., 2001, El Morro Project Report For Seasons 1999 – 2000 & 2000 – 2001, August 2001, Noranda Internal Report.

Parr, M., 2000, An Interpretation of the Multielement Geochemistry of the La Fortuna Talus Grid, La Fortuna District, III Region, Chile, Lithotech, September 2000, Noranda Internal Report.

Parr, M., 2001, An Interpretation of Multielement Geochemistry of Drill Hole Composites, the El Morro Porphyry Copper System, La Fortuna District, III Region, Chile, Lithotech, February 2001. Noranda Internal Report.

Perelló, J., 1992, La Fortuna Project: Geology and Exploration Potential, BHP Internal Report.

Perelló, J., Urzua, F., 1993, La Fortuna Project: Final Report FY 1993, BHP Internal Report.

Perelló, J., Urzúa, F., Cabello, J., and Ortiz, F., 1996, Clustered, Gold - bearing Oligocene Porphyry Copper and Associated Epithermal Mineralization at La Fortuna, Vallenar Region, Northern Chile, in “Andean copper deposits: New discoveries, mineralization, styles and metallogeny”, Soc. Econ. Geologists Special Publication No. 5, Camus, F., Sillitoe, R.H., and Petersen, R., eds., 1996, p 81 - 90.

Petersen, M., 1997, Fortuna Project Exploration: 1997 January - May Field Season Report, Metallica Internal Report.

Rivera, O., 2000, Estudio geológico Distrital - Estructural de los prospectos El Morro - La Fortuna – El Negro, Alta cordillera de Vallenar, III Region, Chile, CEG Consultorias y Estudios Geologicos, January 2000, Noranda Internal Report.

Rojas, C., Cembrano, J., 1993?, Estudio petrográfico y calcográfico, muestras Minera BHP, BHP Internal Report.

Sillitoe, R., 2000, Gold - Rich Porphyry Deposits: Descriptive and genetic Models and Their Role in Exploration and Discovery, in SEG Reviews, Vol. 13, 2000, p. 315 – 345.

Skewes, A., 1993, Thermometric Analysis of Fluid Inclusions in rocks from the Fortuna Project, BHP Internal Report.

Uribe, P., 1998, La Fortuna and Morro Projects, Geological Update 1998, November 1998, Metallica Internal Report.

Urzúa, F., 1994, La Fortuna Project: Drilling Results FY 1994, BHP Internal Report.

Item 24: Date

The effective date of this report is February 5, 2003.

Item 26: Illustrations

Illustrations are included as figures in the specific items of this report.

Certification of Qualified Person

I, Roxana Romero, am a Professional Engineer and a Project Engineer for Knight Piésold S.A. Marchant Pereira 221, Piso 7, Santiago, Chile. I am a graduate of the Universidad de Santiago de Chile with a degree in Mining Engineering. I have practiced my profession continuously for 11 years since 1991.

I am also completing a Masters degree, titled: Magister en Gestión del Medio Ambiente y los Recursos Naturales. Universidad Politécnica de Madrid (en curso).

As a mining engineer, I have over 10 years of experience in environmental and engineering studies and permit acquisition for mining projects. I have participated in a variety of capacities for mining projects including the evaluation of mine areas, waste dumps, tailings facilities, leach pads, and process plant construction. I have also participated in the development of closure plan reports for submittal to the regulatory agencies. My experience includes projects in Chile, Argentina and Brazil.

The source of the geological and financial information for this report was provided by Metallica Resources Inc. The information provided by Metallica is, to the best of my knowledge and experience, reasonable for a mining project at this stage of development. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report.

By virtue of my education and experience, I am a Qualified Person as defined in National Instrument 43-101. I have visited the El Morro project site on November 5 – 7, 2001, and I have reviewed the data contained in the report entitled “Technical Report” submitted by Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region III, Technical Report, Fred H. Lightner, November 14, 2001 and the subsequent data contained in the Noranda 2002 Season Report for the El Morro Project. I have read the National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101FI.

Dated at Santiago, Chile this 5th day of February, 2003.

Roxana Romero
Mining Engineer No. 57.023

Certification of Author

I, Barbara A. Filas, P.E., am a Registered Professional Engineer and a Principal of Knight Piésold and Co., 1050 Seventeenth Street, Suite 450, Denver, Colorado 80265-0450 U.S.A. I am a graduate of the University of Arizona with a degree in Mining Engineering. I have practiced my profession continuously for 23 years since 1978.

I am:

A Registered Professional Engineer in the State of Colorado, PE25261
A Registered Professional Engineer in the State of Nevada, PE7717
A Certified Environmental Manager in the State of Nevada
A member of the Society for Mining, Metallurgy, and Exploration, Inc.
A member of the Mining and Metallurgical Society of America
A member of the National Society of Professional Engineers
A member of the Professional Engineers of Colorado
A member of the Canadian Institute of Mining

As a mining engineer, I have more than 20 years of experience in surface and underground mine operations, engineering, and regulatory support for coal, metals, and industrial mineral mining projects. These efforts include reserve evaluations, mine development plans, mine and processing operations, waste containment facility designs, reclamation plans and surety estimates, project permitting, comprehensive environmental site and compliance audits, multidisciplinary evaluations, and storm water and sedimentation control designs. As President of Knight Piésold and Co., I am responsible for Knight Piésold’s business activities in the United States. Prior to joining the firm, I have held responsible engineering and environmental positions with Atlas Minerals, Summit Minerals, U.S. Steel Corporation, and Monterey Coal Company.

The source of the geological and financial information for this report was provided by Metallica Resources Inc. The information provided by Metallica is, to the best of my knowledge and experience, reasonable for a mining project at this stage of development. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report.

By virtue of my education and experience, I am a Qualified Person as defined in National Instrument 43-101. Under my direction, a Qualified Person from Knight Piésold have visited the El Morro project site, and I have reviewed the data contained in the report entitled “Technical Report” submitted by Metallica Resources Inc., El Morro Copper-Gold Project, Chile, Region

III, Technical Report, Fred H. Lightner, November 14, 2001 and the subsequent data contained in the Noranda 2002 Season Report for the El Morro Project. I have read, and this report has been prepared in accordance with, the National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101FI.

Dated at Denver, Colorado this 5th day of February, 2003.

/s/Barbara A. Filas
Barbara A. Filas
State of Colorado P.E. 25261

Figures